Exhibit 99.2

MOUNTAIN PROVINCE DIAMONDS INC.

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special general meeting (the “Meeting”) of the shareholders of Mountain Province Diamonds Inc. (“Mountain Province” or the “Corporation”) will be held on Wednesday September 9, 2020 at 11:00 a.m. Eastern Time. With the emergence of COVID-19, and in light of limits on larger gatherings and our concern for the health and safety of our employees and shareholders, our Meeting will be held as a virtual only shareholder meeting with participation electronically, which will be conducted via live webcast over the internet at: https://web.lumiagm.com/218626997. Participation in the Meeting will be explained further in the accompanying proxy or voting instruction form, as applicable, and management information circular. Shareholders will not be able to attend the Meeting in person.

At the Meeting you will be asked to vote on the following items of business:

(a)	to receive and consider the consolidated audited financial statements of Mountain Province for the year ended December 31, 2019, together with the report of the auditors thereon;
(b)	to fix the number of directors at seven (7);
(c)	to elect directors for the ensuing year;
(d)	to re-appoint the auditors of Mountain Province and to authorize the directors of Mountain Province to fix the auditors’ remuneration;
(e)	to re-approve the Corporation's Long-Term Equity Incentive Plan (the “Plan”), and to approve and authorize for grant, all currently available and unallocated options issuable under the Plan, as more particularly set out in the accompanying Information Circular; and
(f)	to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

This notice is accompanied by a management information circular, either a form of proxy for registered shareholders or a voting instruction form for beneficial shareholders, and, for those registered shareholders who so requested, a copy of the audited annual consolidated financial statements and management’s discussion and analysis (“MD&A”) of the Corporation for the year ended December 31, 2019 (collectively, the “Meeting Materials”). Shareholders are able to request to receive copies of the Corporation’s annual report (including audited consolidated financial statements and MD&A) and/or interim consolidated financial report and MD&A by marking the appropriate box on the form of proxy or voting instruction form, as applicable. The audited annual consolidated financial statements and MD&A of the Corporation for the year ended December 31, 2019 are being sent to those shareholders who have previously requested to receive them. Otherwise, they are available upon request to the Corporation at info@mountainprovince.com or they can be found on SEDAR at www.sedar.com, or on the Corporation’s website at www.mountainprovince.com.

As described in the notice and access notification mailed to shareholders of the Corporation, the Corporation will deliver the Meeting Materials to shareholders by posting the Meeting Materials on SEDAR at www.sedar.com and on its website (www.mountainprovince.com). The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and it will also reduce the Corporation’s printing and mailing costs.

The Meeting Materials will be available on the Corporation’s website as of August 7, 2020, and will remain on the website for one full year thereafter. The Meeting Materials will also be available on SEDAR at www.sedar.com as of August 7, 2020.

Shareholders who wish to receive paper copies of the Meeting Materials may request copies from the Corporation by calling toll-free in North America at 1-855-561-4524 or by email at info@mountainprovince.com. Meeting Materials will be sent to such shareholders at no cost to them within three business days of their request, if such requests are made before the Meeting.

The Board of Directors of the Corporation has fixed the close of business on July 31, 2020 as the record date, being the date for the determination of the registered holders of common shares entitled to receive notice of, and to vote at, the Meeting and any adjournment thereof.

The Board of Directors of the Corporation has fixed close of business (Eastern Time) on September 7, 2020, or no later than 48 hours before the time of any adjourned Meeting (excluding Saturdays, Sundays and holidays), as the time before which proxies to be used or acted upon at the Meeting or any adjournment thereof shall be deposited with the Corporation’s transfer agent.

If you have any questions relating to the Meeting, please contact the Corporation by calling toll-free in North America at 1-855-561-4524 or by email at info@mountainprovince.com.

Shareholders who are unable to attend the Meeting electronically are requested to complete, date, sign and send the enclosed form of proxy to Computershare Investor Services Inc. so that as large a representation as possible may be had at the Meeting.

DATED at Toronto, Ontario this 31st day of July, 2020.

BY ORDER OF THE BOARD OF DIRECTORS

“Stuart Brown”

Stuart Brown
President and Chief Executive Officer

MANAGEMENT INFORMATION CIRCULAR

for the

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

of

MOUNTAIN PROVINCE DIAMONDS INC.

to be held on

WEDNESDAY SEPTEMBER 9, 2020

JULY 31, 2020

MOUNTAIN PROVINCE DIAMONDS INC.

161 Bay Street, Suite 1410, P.O. Box 216
Toronto, Ontario, Canada M5J 2S1

MANAGEMENT INFORMATION CIRCULAR

This management information circular (the “Information Circular”) is furnished in connection with the solicitation of proxies by and on behalf of the management of Mountain Province Diamonds Inc. for use at the Annual General Meeting of Shareholders (the “Meeting”) to be held virtually on Wednesday, September 9, 2020 at 11:00 a.m. Eastern Time. The Meeting has been called for the purposes set forth in the Notice of Annual General Meeting (the “Notice of Meeting”) that accompanies this Information Circular.

References in this Information Circular to “we”, “us”, “our” and similar terms, as well as references to “Mountain Province” and the “Corporation”, refer to Mountain Province Diamonds Inc. and references to “Board” refer to our board of directors. Unless otherwise indicated, the information in this Information Circular is given as at July 31, 2020 and all dollar references in this Information Circular are to Canadian dollars, unless otherwise noted.

The solicitation of proxies by Mountain Province is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “US Exchange Act”), by virtue of an exemption applicable to proxy solicitations by “foreign private issuers” as defined in Rule 3b-4 promulgated under the US Exchange Act. Accordingly, this Information Circular has been prepared in accordance with the applicable disclosure requirements in Canada and shareholders in the United States are cautioned that this Information Circular has not been prepared in accordance with the disclosure requirements applicable to proxy statements under the US Exchange Act.

GENERAL PROXY AND VOTING INFORMATION

Virtual Meeting

Shareholders will not be able to attend the Meeting in person. They will however, be able to vote on all business brought before the meeting and submit questions for consideration as they would at an in-person shareholders meeting. Shareholders that usually vote by proxy ahead of the meeting will be able to do so in the normal way.

A registered shareholder that wishes to participate in the Meeting will access the Meeting at https://web.lumiagm.com/218626997 and enter the unique control number that will be provided to access the Meeting. Shareholders will be able to participate, vote, or submit questions during the Meeting’s live webcast.

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Voting at the Meeting

A registered Shareholder, or a non-registered Shareholder who has appointed themselves or a third-party proxyholder to represent them at the Meeting, will appear on a list of shareholders prepared by Computershare, the transfer agent and registrar for the Meeting. To have their Shares voted at the Meeting, each registered Shareholder or proxyholder will be required to enter their control number or username provided by Computershare at https://web.lumiagm.com/218626997 prior to the start of the Meeting. In order to vote, non-registered Shareholders who appoint themselves as a proxyholder MUST register with Computershare at http://www.computershare.com/MountainProvince after submitting their voting instruction form in order to receive a username (please see the information under the headings “Appointment of Proxies” below for details). In all cases, registered Shareholders must ensure their Proxy is received at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting, or the adjournment thereof, at which the Proxy is to be used.

The Meeting will be hosted online by way of a live webcast. Shareholders and duly appointed proxyholders can attend the Meeting online by going to: https://web.lumiagm.com/218626997.

Registered Shareholders and duly appointed proxyholders can participate in the Meeting by clicking “I have a login” and entering a username and password before the start of the Meeting.

• Registered Shareholders - The 15-digit control number located on the form of proxy or in the email notification you received is the Username and the password is “mpd2020” (case sensitive).

• Duly appointed proxyholders - Computershare will provide the proxyholder with a username after the voting deadline has passed. The password to the Meeting is “mpd2020” (case sensitive).

• Voting at the Meeting will only be available for registered Shareholders and duly appointed proxyholders. non-registered Shareholders who have not appointed themselves may attend the meeting by clicking “I am a guest” and completing the online form.

Shareholders who wish to appoint a third-party proxyholder to represent them at the virtual meeting must submit their Proxy or voting instruction form (as applicable) prior to registering their proxyholder. Registering the proxyholder is an additional step once a shareholder has submitted their Proxy/voting instruction form. Failure to register a duly appointed proxyholder will result in the proxyholder not receiving a username to participate in the Meeting. To register a proxyholder, shareholders MUST visit http://www.computershare.com/MountainProvince by no later than 10:00 am Eastern Time on Friday, September 4, 2020 and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a username via email. It is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences.

In order to participate online, shareholders must have a valid 15-digit control number and proxyholders must have received an email from Computershare containing a Username.

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A registered shareholder of common shares, or a non-registered shareholder who has appointed themselves or a third party proxyholder to represent them at the meeting, will appear on a list of shareholders prepared by Computershare, the transfer agent and registrar for the meeting. To have their shares voted at the meeting, each registered shareholder or proxyholder will be required to enter their control number or Username provided by Computershare at https://web.lumiagm.com/218626997 prior to the start of the meeting. In order to vote, non-registered shareholders who appoint themselves as a proxyholder MUST register with Computershare at https://www.computershare.com/MountainProvince after submitting their voting instruction form in order to receive a Username (please see the information under the headings “Appointment of Proxies” below for details).

Notice and Access Process

Mountain Province has adopted the notice and access process (“Notice & Access”) provided for under Canadian securities laws for the delivery of the Information Circular, audited annual consolidated financial statements of the Corporation for the fiscal year ended December 31, 2019 and management’s discussion and analysis (the “Meeting Materials”) to shareholders for the Meeting. Specifically, beneficial shareholders who have requested to receive proxy-related materials and who do not have existing instructions on their account to receive paper material, and registered shareholders who have consented to electronic delivery, will receive paper copies of a Notice of Meeting and a voting form and will receive the other proxy-related materials through Notice & Access. Shareholders receiving proxy-related materials through Notice & Access will receive a notification which will contain information on how to obtain electronic and paper copies of the materials in advance of the Meeting. All other beneficial shareholders who have requested to receive proxy-related materials and all other registered shareholders will receive paper copies of the Information Circular and other proxy-related materials.

The Corporation has adopted this alternative means of delivery to help reduce paper use and also reduce its printing and mailing costs. Under Notice & Access, instead of receiving printed copies of the Meeting Materials, shareholders receive a Notice of Meeting with information on the Meeting date, time, location and purpose, as well as information on how they may access the Meeting Materials electronically. The Meeting Materials will be available on the Corporation’s website (www.mountainprovince.com) as of August 7, 2020 and will remain on the website for one full year thereafter. The Meeting Materials will also be available online under the Corporation’s SEDAR profile at www.sedar.com and on the United States Securities and Exchange Commission (the “SEC”) website at https://www.sec.gov/edgar.shtml as of August 7, 2020.

Shareholders who wish to receive paper copies of the Meeting Materials may request copies from the Corporation at no cost to them by calling toll-free at 1-855-561-4524, or by email at info@mountainprovince.com.

Mountain Province urges shareholders to review this Information Circular prior to voting.

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Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by the management of the Corporation for use at the Meeting (and at any adjournment thereof) to be held on Wednesday, September 9, 2020 at the time and place and for the purposes set forth in the accompanying Notice of Meeting.

The Corporation will bear the expense of this solicitation. It is expected the solicitation will be made using the Notice & Access process described above, and by mail, if applicable, but regular employees or representatives of the Corporation (none of whom shall receive any extra compensation for these activities) may also solicit by telephone, facsimile, and in person and arrange for intermediaries to send this Information Circular and the form of proxy to their principals at the expense of the Corporation.

Record Date

The Corporation has set the close of business on July 31, 2020 as the record date for determining which shareholders shall be entitled to receive notice of the Meeting and to vote at the Meeting (the “Record Date”). Only shareholders of record as of the Record Date shall be entitled to receive notice of the Meeting and to vote at the Meeting, unless after the Record Date a shareholder transfers his or her Common Shares (as defined herein) and the transferee (the “Transferee”), upon establishing that the Transferee owns such Common Shares, requests in writing, at least 10 days prior to the Meeting or any adjournments thereof, that the Transferee may have his or her name included on the list of shareholders entitled to vote at the Meeting, in which case, the Transferee is entitled to vote such shares at the Meeting. Such written request by the Transferee shall be sent to the Corporation’s corporate secretary at 161 Bay Street, Suite 1410, P.O. Box 216 Toronto, Ontario, Canada M5J 2S1.

Appointment of Proxies

Shareholders who wish to appoint a third-party proxyholder to represent them at the online meeting must submit their proxy or voting instruction form (if applicable) prior to registering a proxyholder. Registering your proxyholder is an additional step once you have submitted your proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a Username to participate in the meeting. To register a proxyholder, shareholders MUST visit https://www.computershare.com/MountainProvince by no later than 10:00 am Eastern Time on Friday, September 4, 2020 and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a Username via email.

Without a Username, proxyholders will not be able to vote at the Meeting.

The persons named in the form of proxy are designated as proxy holders by management of the Corporation. A shareholder wishing to appoint some other person (who need not be a shareholder) to represent him or her at the Meeting may do so either by inserting such person’s name in the blank space provided in the form of proxy and delivering the completed form of proxy to Computershare Investor Services Inc., 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting unless the person who is the chair of the Meeting (the “Chair”) elects to exercise his discretion to accept proxies received subsequently. Telephone voting can be completed at 1-866-732-VOTE (1-866-732-8683) and internet voting can be completed at www.investorvote.com.

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Provisions Relating to Voting of Proxies

The Common Shares represented by proxy will be voted or withheld from voting by the designated proxy holder in accordance with the instructions of the shareholder appointing him or her on any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. If there are no instructions provided by the shareholder, those Common Shares will be voted in favour of all proposals set out in this Information Circular. The form of proxy gives the person named in it the discretion to vote as they see fit on any amendments or variations to matters identified in the Notice of Meeting, or any other matters which may properly come before the Meeting. At the date of this Information Circular, the management of the Corporation knows of no other matters which may come before the Meeting other than those referred to in the Notice of Meeting.

To have their shares voted at the Meeting, each registered Shareholder or proxyholder will be required to enter their control number or Username provided by Computershare at https://web.lumiagm.com/218626997 prior to the start of the Meeting. In order to vote, non-registered Shareholders who appoint themselves as a proxyholder MUST register with Computershare at http://www.computershare.com/MountainProvince after submitting their voting instruction form in order to receive a username.

Revocation of Proxies

Any registered shareholder who has returned a form of proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by an attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

The instrument revoking the proxy must be deposited at the head office of the Corporation, 161 Bay Street, Suite 1410, Toronto Ontario, Canada M5J 2S1 at any time up to and including the last business day preceding the date of the Meeting or any adjournment thereof duly authorized. Only registered shareholders have the right to revoke a proxy. Non-registered shareholders who wish to change their vote must, at least seven (7) days before the Meeting, arrange for their respective intermediaries to revoke the proxy on their behalf.

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Beneficial Shareholders of Common Shares

A substantial number of shareholders do not hold Common Shares in their own names (“Beneficial Shareholders”). You are a Beneficial Shareholder if the Common Shares you own are registered in the name of an intermediary such as a bank, a trust company, a securities broker, a trustee or other nominee and not in your name. Only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. In Canada, the vast majority of such common shares are registered in the name of the shareholder’s broker or an agent of that broker. Common Shares held by brokers or their agents or nominees can only be voted upon the instructions of the Beneficial Shareholders. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person well in advance of the Meeting.

There are two kinds of Beneficial Shareholders: (i) those who object to their names being made known to the Corporation, referred to as objecting beneficial owners (“OBOs”); and (ii) those who do not object to the Corporation knowing who they are, referred to as non-objecting beneficial owners (“NOBOs”). The Corporation has distributed copies of the Notice of Meeting and the form of proxy directly to NOBOs and to the clearing agencies and intermediaries for distribution to OBOs.

Applicable regulatory policies require intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of the Beneficial Shareholder broker (or agent of the broker), a Beneficial Shareholder may attend the Meeting as proxy holder for the registered shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxy holder for the registered shareholder should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting. Alternatively, a Beneficial Shareholder may request in writing that their broker send to the Beneficial Shareholder a legal proxy which would enable the Beneficial Shareholder to attend at the Meeting and vote their Common Shares.

If the Corporation or its agent has sent these materials directly to you, your name, address and information about your holding of securities has been obtained in accordance with applicable securities regulatory requirements from the nominee holding on your behalf. By choosing to send the Notice of Meeting, and if applicable, the Meeting Materials to you directly, the Corporation (and not the nominee holding on your behalf) has assumed responsibility for delivering materials to you and executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions. The Corporation intends to pay for intermediaries to forward the proxy-related materials and the request for voting instructions made by intermediary to OBOs.

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Voting of Common Shares and Exercise of Discretion of Proxies

On any poll, the persons named in the form of proxy provided to registered shareholders will vote the Common Shares in respect of which they are appointed and, where instructions are given by the shareholder in respect of voting for or against any resolutions will do so in accordance with such instructions.

In the absence of any direction in the proxy, it is intended that such Common Shares will be voted in favour of the motions proposed to be made at the Meeting as stated under the headings in this Information Circular. The form of proxy, when properly signed, confers discretionary authority with respect to amendments or variations to any matters which may properly be brought before the Meeting. At the date of this Information Circular, management of the Corporation is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any other matters, which are not now known to management, should properly come before the Meeting, the proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the proxy holders.

Approval of Matters

Unless otherwise noted, approval of matters to be placed before the Meeting is by an “ordinary resolution” which is a resolution passed by a simple majority (50%+1) of the votes cast by shareholders of the Corporation present and entitled to vote electronically or by proxy.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed in this Information Circular, no person who has been a director or executive officer of the Corporation at any time since the beginning of the Corporation’s last financial year, no proposed nominee of the Corporation for election as a director of the Corporation, and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of the Corporation, after reasonable enquiry, other than as disclosed herein, no informed person of the Corporation, or any associate or affiliate of any informed person, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Corporation since the commencement of the Corporation's most recently completed fiscal year.

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VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As of July 31, 2020, being the Record Date for the Meeting, the Corporation has issued and outstanding 210,417,473 fully paid and non-assessable common shares without par value, each share carrying the right to one (1) vote. The common shares of the Corporation (the “Common Shares”) are listed on the Toronto Stock Exchange (the “TSX”) under the symbol ‘MPVD’. The Corporation has no other classes of voting securities and does not have any classes of restricted securities.

Any shareholder of record at the close of business on July 31, 2020 who either personally attends the Meeting or who has completed and delivered a Proxy in the manner specified, subject to the provisions described above, shall be entitled to vote or to have such shareholder’s Common Shares voted at the Meeting.

To the best of the knowledge of the directors and executive officers of the Corporation, the only person who, or corporation which, beneficially owns, or controls or directs, directly or indirectly, Common Shares carrying more than 10% of the voting rights attached to all outstanding voting securities of the Corporation, is:

Name of Shareholder	Number of Common Shares Held	Percentage of issued and outstanding share capital of 210,417,473 Common Shares (as at July 31, 2020)
Dermot Fachtna Desmond (through Vertigol Unlimited Company, a private Irish investment corporation, of which Mr. Desmond is the ultimate beneficial owner)	68,115,071	32.37%

ELECTION OF DIRECTORS

Management of the Corporation is seeking shareholder approval of an ordinary resolution to set the number of directors of the Corporation at seven (7) for the ensuing year. The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management’s nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual meeting of the Corporation or until his or her successor is elected or appointed, unless his or her office is earlier vacated. In the absence of instructions to the contrary, the enclosed Proxy will be voted for the nominees listed herein.

The following table sets out the names of the nominees for election as directors, the province or state and country in which each is ordinarily resident, the period or periods during which each has served as a director, the first and last positions held in the Corporation and their present principal occupations as at the date hereof, and the number of common shares of the Corporation or any of its subsidiaries beneficially owned or controlled or directed by each, directly or indirectly, as at the end of the Corporation’s most recent fiscal year and as at July 31, 2020 if applicable. For further information on the directors, reference “Board of Directors” under the section “Disclosure of Corporate Governance Practices” on page 45 of this Information Circular.

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Jonathan Comerford (1) Chairman of the Board (Non-Independent) (2)	Mr. Comerford, the Chairman of the Board and a director of the Corporation, is an investment manager at International Investment and Underwriting Ltd. He obtained his Masters in Business from the Michael Smurfit Business School in 1993 and his Bachelor of Economics from University College, Dublin in 1992.

	Key Areas of Expertise/Experience
Investment Manager	Corporate Responsibility

Director since: September 21, 2001	Board/Committee Membership		2019 Attendance		2020 Attendance		Public Board Membership
	Board of Directors		10 of 10		17 of 17		Nil
Age: 49	Compensation Committee		1 of 1		NA

County Dublin, Ireland	Securities Held:

	As At(3)		Common Shares Held (#)		Value of Common Shares Held ($)(4)		RSUs held (#)
	July 31, 2020		343,573		103,072		40,000
	December 31, 2019		343,573		395,109		40,000
	December 31, 2018		308,573		601,717		45,000
	Change		35,000				5,000

	Date of Grant	Exercise Price ($)	Options Held (#)	Options Vested (#)	Expiration Date	Value of unexercised In-the-money options ($)	Value of options vested during the year ($)(5)
	22-Dec-2017	3.48	150,000	100,000	21-Dec-2022	Nil	Nil
	11-Dec-2015	3.57	75,000	75,000	10-Dec-2020	Nil	Nil
	Total		225,000	175,000		Nil	Nil

	Mr. Comerford did not exercise any stock options during the year ended December 31, 2019.

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Stuart Brown (1) President and Chief Executive Officer of the Corporation (Non-Independent) Director since: July 1, 2018 Age: 56 London, United Kingdom	Mr. Brown was appointed President and Chief Executive Officer of Mountain Province on July 1, 2018. Mr. Brown has over 25 years of experience in the diamond industry, where he has gained a wealth of experience across all aspects throughout the diamond pipeline from exploration, mine development and operations to the selling and marketing of diamonds. In 2006, after numerous roles within DeBeers over a period of 14 years, Mr. Brown was appointed as the De Beers Group Chief Financial Officer. He held that position for over five years, and in 2010 was appointed joint acting CEO to run De Beers’ global activities in addition to his CFO duties. From September 2013 to June 2018, Mr. Brown was the CEO of Firestone Diamonds Plc, a diamond producer in Lesotho. Mr. Brown was responsible for securing the funding and building the team that delivered the successful construction and transition to production of Firestone’s Liqhobong diamond mine. Mr. Brown has an enviable track record of leading business transformation to develop lean, agile and high performing organizations. Mr. Brown holds a Bachelor of Accounting Science from the University of South Africa.

	Key Areas of Expertise/Experience
	Executive Management				Corporate Responsibility
	Mining/Operations				Capital Markets/Corporate Finance

	Board/Committee Membership		2019 Attendance		2020 Attendance		Public Board Membership
	Board of Directors		9 of 9		17 of 17		Nil

	Securities Held:

	As At(3)		Common Shares Held (#)		Value of Common Shares Held ($)(4)		RSUs held (#)
	July 31, 2020		78,000		23,400		300,000
	December 31, 2019		78,000		89,700		300,000
	December 31, 2018		Nil		Nil		Nil
	Change		78,000				300,000

	Date of Grant	Exercise Price ($)	Options Held (#)	Options Vested (#)	Expiration Date	Value of unexercised In-the-money options ($)	Value of options vested during the year ($)(5)
	27-Dec-2019	1.30	300,000	Nil	27-Dec-2024	Nil	Nil
	29-June-2018	3.48	200,000	66,667	30-Jun-2023	Nil	Nil
	Total		500,000	Nil		Nil	Nil

	Mr. Brown did not exercise any stock options during the year ended December 31, 2019.

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Dean Chambers(1) Director (Independent) (2)	Mr. Chambers is a professional engineer and financial executive with strong operational, financial, M&A and major capital project experience in the mining industry. His career as a senior executive in the mining and chemical industries includes progressive positions with The Dow Chemical Company, Falconbridge Limited and Dynatec Corporation, and Sherritt International. Most recently, he served as an independent director and chair of the audit committee on the board of North American Palladium. Mr. Chambers holds the ICD.D designation from the Institute of Corporate Directors. He also serves on the Industrial Advisory Committee for the Engineering and Management program at McMaster University.

Director since: May 14, 2020	Key Areas of Expertise/Experience
	Executive Management				Corporate Responsibility
Age: 65	Mining/Operations				Managing/Leading Growth

Ontario, Canada	Board/Committee Membership		2019 Attendance		2020 Attendance		Public Board Membership
	Board of Directors		N/A		7 of 7		Clean Air Metals Inc.
	Compensation Committee		N/A
	Audit and Risk Committee		N/A

Securities Held:

	As At(3)		Common Shares Held (#)		Value of Common Shares Held ($)(4)		RSUs held (#)
	July 31, 2020		Nil		Nil		Nil

	Change		N/A				N/A

	Date of Grant	Exercise Price ($)	Options Held (#)	Options Vested (#)	Expiration Date	Value of unexercised In-the-money options ($)	Value of options vested during the year ($)(5)
	N/A	Nil	Nil	Nil	Nil	Nil	Nil
	Total	Nil	Nil	Nil	Nil	Nil	Nil

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Ken Robertson(1) Director (Independent) (2)	Mr. Robertson is a certified professional accountant and financial executive with strong financial experience in the mining industry. Mr. Robertson spent 36 years at Ernst & Young LLP and left the firm in 2015 as a partner and senior executive. Mr. Robertson’s professional experience with Ernst & Young included audit and accounting, mergers and acquisitions, securities regulatory compliance, fraud investigation, internal controls and expert witness and arbitration. Mr. Robertson holds the ICD.D designation from the Institute of Corporate Directors. and holds a BCOMM from McMaster University. Most recently, he has served as an independent director and chair of the audit committee on the boards Minkabu Inc, Avcorp Industries Incorporated, and SAIS.

Director since: June 7, 2020	Key Areas of Expertise/Experience
	Executive Management				Corporate Responsibility
Age: 65	Managing/Leading Growth				Corporate Finance

Ontario, Canada	Board/Committee Membership		2019 Attendance		2020 Attendance		Public Board Membership
	Board of Directors		N/A		3 of 3		Avcorp Industries Incorporated
	Compensation Committee		N/A				SAIS Ltd.
	Audit and Risk Committee		N/A

Securities Held:

	As At(3)		Common Shares Held (#)		Value of Common Shares Held ($)(4)		RSUs held (#)
	July 31, 2020		Nil		Nil		Nil

	Change		N/A				N/A

	Date of Grant	Exercise Price ($)	Options Held (#)	Options Vested (#)	Expiration Date	Value of unexercised In-the-money options ($)	Value of options vested during the year ($)(5)
	N/A	Nil	Nil	Nil	Nil	Nil	Nil
	Total	Nil	Nil	Nil	Nil	Nil	Nil

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Tom Peregoodoff(1) Director (Independent) (2) Executive Director since: June 13, 2019	Mr. Peregoodoff has over 30 years of resource2 of industry experience. As President and CEO of Peregrine Diamonds Ltd (“Peregrine”) he led the development of the Chidliak diamond project through resource definition to the eventual sale of Peregrine to De Beers Canada in 2018. Prior to joining Peregrine, he spent 18 years with BHP Billiton, his last role as Vice President of Early Stage exploration with responsibility for all early stage exploration activities globally. He has extensive global exploration, operations and business development experience. He is a past director of Island Pacific School, and is a current director of Computation Geoscience Inc. a private service company providing geoscientific inversion and interpretation services to the oil and gas and mining industries. Mr. Peregoodoff holds a BSc. in Geophysics from the University of Calgary.
Key Areas of Expertise/Experience
Age: 57	Mineral Exploration				Executive Management
	Managing/Leading Growth				Corporate Governance
British Columbia, Canada	Risk Management				Joint Venture Management

	Board/Committee Membership		2019 Attendance		2020 Attendance		Public Board Membership
	Board of Directors		6 of 6		17 of 17		Nil
	Corporate Governance and Nominating Committee		1 of 1		2 of 2
	Audit and Risk Committee		2 of 2		2 of 2

Securities Held:

	As At(3)		Common Shares Held (#)		Value of Common Shares Held ($)(4)		RSUs held (#)
	July 31, 2020		Nil		Nil		30,000
	December 31, 2019		Nil		Nil		30,000
	December 31, 2018		Nil		Nil		Nil
	Change		Nil				30,000

	Date of Grant	Exercise Price ($)	Options Held (#)	Options Vested (#)	Expiration Date	Value of unexercised In-the-money options ($)	Value of options vested during the year ($)(5)
	N/A	Nil	Nil	Nil	Nil	Nil	Nil
	Total	Nil	Nil	Nil	Nil	Nil	Nil

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Brett Desmond(1) Director (Non-Independent) (2) Investment Professional	Mr. Desmond started his finance career in 2000 with Morgan Stanley in London, U.K., initially in corporate finance. He worked with Commerzbank Securities in the proprietary trading group, trading equities and convertible bonds. Mr. Desmond was part of a team that left Commerzbank Securities to found a wealth management group in 2005, where he managed an equity fund. This business was acquired by another fund in 2010. From 2011 to 2014, Mr. Desmond was Senior Vice President for corporate development for Daon, an identity assurance software company whose clients include the US government and major US and global banks. Mr. Desmond is a director of two recreational golf and real estate developments in Europe. He is also co-owner of the Five Guys restaurant franchise in Ireland. Mr. Desmond graduated with a Bachelor of Commerce degree from University College Dublin in 1999.
Director since: June 13, 2019

Age: 42	Key Areas of Expertise/Experience
Dublin, Ireland	Capital Markets				Executive Management
Corporate Finance

	Board/Committee Membership		2019 Attendance		2020 Attendance		Public Board Membership
	Board of Directors		6 of 6		17 of 17		Nil

Securities Held:

	Fiscal Year(3)		Common Shares Held (#)		Value of Common Shares Held ($)(4)		RSUs held (#)
	July 31, 2020		352,625		105,788		30,000
	December 31, 2019		352,625		405,519		30,000
	December 31, 2018		Nil		Nil		Nil
	Change		352,625				30,000

	Date of Grant	Exercise Price	Options Held (#)	Options Vested (#)	Expiration Date	Value of unexercised In-the-money options ($)	Value of options vested during the year ($)(5)
	N/A	Nil	Nil	Nil	Nil	Nil	Nil
	Total	Nil	Nil	Nil	Nil	Nil	Nil

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Karen Goracke(1) Director (Independent) (2) President and CEO. Director since: November 3, 2016	Ms. Goracke serves as the President and CEO of Borsheims Fine Jewellery and Gifts, a Berkshire Hathaway company. Ms. Goracke began her career at Borsheims in 1988 as a sales associate, but soon was promoted. In her time at Borsheims, she has worked as inventory supervisor, watch buyer, ladies jewellery buyer, director of merchandising, and, in 2013, was named President and CEO by Berkshire Hathaway Chairman Warren Buffett. Ms. Goracke graduated from the University of Nebraska–Kearney with Bachelors of Science degrees in Business Administration and Organizational Communication. She serves as a Director with the Jewelers Vigilance Committee, the leading compliance organization in the jewellery and gem industry. She also serves as a Director with Jewelers of America and as well as on a number of other boards and committees within the gem and jewellery industry.

Age: 53

Omaha,	Key Areas of Expertise/Experience
United States	US Retail Diamond Market				Executive Management
of America	Corporate Responsibility				Corporate Ethics

	Board/Committee Membership		2019 Attendance		2020 Attendance		Public Board Membership
	Board of Directors		10 of 10		17 of 17		Nil
	Compensation Committee		5 of 5		1 of 1
	Corporate Governance and Nominating Committee		1 of 1		2 of 2

	Securities Held:

	Fiscal Year(3)		Common Shares Held (#)		Value of Common Shares Held ($)(4)		RSUs held (#)
	July 31, 2020		55,000		16,500		40,000
	December 31, 2019		55,000		63,250		40,000
	December 31, 2018		10,000		Nil		45,000
	Change		45,000				(5,000)

	Date of Grant	Exercise Price ($)	Options Held (#)	Options Vested (#)	Expiration Date	Value of unexercised In-the-money options ($)	Value of options vested during the year ($)(5)
	22-Dec-2017	3.48	100,000	33,334	21-Dec-2022	Nil	Nil
	3-Nov-2016	6.96	100,000	100,000	3-Nov-2021	Nil	Nil
	Total		200,000	133,334		Nil	Nil

	Ms. Goracke did not exercise any options during the year ended December 31, 2019.

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(1)	For additional compensation information, see “Executive Compensation”, below.
(2)	“Independent” refers to the standards of independence under National Instrument 52-110 – Audit Committees and under relevant United States securities laws and NASDAQ rules.
(3)	“Securities held” refers to the number of Common Shares and RSUs beneficially owned, controlled or directed (directly or indirectly) by the director as at December 31, 2019, December 31, 2018 and July 31, 2020, as applicable, and options beneficially owned by the director as at July 31, 2020.
(4)	“Value of Common Shares held” is calculated by multiplying the total number of Common Shares held by the closing price of the Common Shares on the TSX on the last trading day of the fiscal year (December 31, 2019-$1.15, December 31, 2018-$1.95, July 31, 2020-$0.30).
(5)	“Value of options vested during the year” is calculated by multiplying the total number of options vested during the year by the difference between the market price of the Common Shares on the TSX on the date of vesting and the exercise price of such options.

In April 2013, the Board adopted a majority voting policy, which is available on the Corporation’s website at www.mountainprovince.com. Under this policy, if a nominee for director receives a greater number of votes “withheld” from his or her election than votes “for” his or her election (a “Majority Withhold Vote”), such director shall promptly tender to the Board his or her resignation as a Corporation director following certification of the shareholder vote by the scrutineer at the Meeting (the “Scrutineer”) for such uncontested election. The Corporate Governance Committee of the Board will duly consider and recommend to the Board whether to accept or reject the resignation received from each director who received a Majority Withhold Vote. Following the recommendation of the Corporate Governance Committee, the independent members of the Board will make a determination of the action to take with respect to the offer of resignation, not later than 90 days after written certification of the shareholder vote by the Scrutineer. The Board shall accept the resignation absent exceptional circumstances.

According to the policy, the affected director cannot participate in the deliberations of the Corporate Governance Committee or the Board as to whether to request his or her resignation. The majority voting policy applies only in circumstances involving an uncontested election of directors, meaning an election in which the number of nominees is equal to the number of directors to be elected.

To the best of management’s knowledge, and except as set out below, no proposed director is, or has been within the last ten years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any Corporation that:

(a)	was the subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer;
(b)	was subject to an order that was issued after the proposed director ceased to be a director, chief executive office or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

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(c)	within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

To the best of management’s knowledge, no proposed director has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

To the best of management’s knowledge, no proposed director has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or
(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed nominee director.

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EXECUTIVE COMPENSATION

For the purposes of this Information Circular:

(a)	“Chief Executive Officer” or “CEO” of the Corporation means the individual who served as chief executive officer of the Corporation during the most recently completed financial year;
(b)	“Chief Financial Officer” or “CFO” of the Corporation means the individual who served as chief financial officer of the Corporation during the most recently completed financial year;
(c)	“executive officer” of the Corporation means an individual who is a Chairman or Vice-Chairman of the Board, the President, a Vice-President in charge of a principal business unit, division or function including sales, finance or production, an officer of the Corporation or any of its subsidiaries who performed a policy-making function in respect of the Corporation, or any other individual who performed a policy-making function in respect of the Corporation;
(d)	“Named Executive Officers” or “NEO” means;
(i)	the CEO;
(ii)	the CFO; and
(iii)	each of the Corporation’s three most highly compensated officers (including any of its subsidiaries), other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total compensation, individually, exceeded $150,000;
(e)	“Option-Based Award” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features;
(f)	“Share-Based Award” means an award under an equity incentive plan or equity-based instruments that do not have option-like features, including, for greater certainty, Common Shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.

Compensation Governance

Oversight of Compensation Program - The Compensation Committee

The Compensation Committee (the “Compensation Committee”) is responsible for ensuring that the Corporation has in place an appropriate plan for executive compensation and for making recommendations to the Board of Directors with respect to the compensation of the Corporation’s executive officers. The Compensation Committee ensures that total compensation paid to all Named Executive Officers is fair, reasonable and competitive with the industry and is consistent with the Corporation’s compensation philosophy.

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When reviewing the compensation of the executive officers, as needed, the Compensation Committee considers the following objectives: (i) recruiting and retaining the executives critical to the success of the Corporation and the enhancement of shareholder value; (ii) providing fair and competitive compensation based upon a detailed comparison with the compensation levels paid for similar positions by similar companies; (iii) balancing the interests of management and shareholders of the Corporation; and (iv) rewarding performance, both on an individual basis and with respect to the business in general. The Compensation Committee has the responsibility of reviewing the executive officers’ total compensation package in consultation with the CEO and making proposals to the Board of Directors, reviewing and advising on stock option guidelines, including recommendations on specific option grants, and reviewing and communicating to the Board of Directors the compensation policies and principles that will be applied to other executives and employees of the Corporation.

Composition of the Compensation Committee

The Corporation’s Compensation Committee consists of Karen Goracke (Chair), Dean Chambers and Ken Robertson, three (3) non-management directors who are also “independent” directors, as defined in National Instrument 52-110 - Audit Committees and under relevant United States securities laws and NASDAQ rules. All of the current Compensation Committee members have significant experience with public companies and ongoing resource sector involvement. The skills and experience of each committee member that enable the Compensation Committee to make decisions on the suitability of the Corporation’s compensation policies and practices are as follows:

Ms. Goracke, Mr. Chambers and Mr. Robertson are or were directors and/or officers of other companies and have experience in compensation matters. The Board believes that the members of the Compensation Committee collectively have the knowledge, experience and background required to fulfill their mandate. Such knowledge, experience and background enable them to make decisions regarding the sustainability of the Corporation’s compensation policies and practices. Ms. Goracke has been the Chair of the Compensation Committee since July 2020.

For a discussion of the policies and practices adopted by the Board of Directors to determine the compensation for the Corporation’s directors and executive officers, see below under “Compensation Discussion and Analysis”.

Risk Management and Assessment

The Corporation’s compensation program is designed to provide Named Executive Officers incentives for the achievement of near-term and long-term objectives, without motivating them to take unnecessary risk. The Board provides regular oversight of the Corporation’s risk management practices and delegates to the Compensation Committee the responsibility to provide risk oversight of the Corporation’s compensation policies and practices, and to identify and mitigate compensation policies and practices that could encourage inappropriate or excessive risk taking by the Named Executive Officers and other members of management. As part of its annual review and discussion of executive compensation, the Compensation Committee noted the following factors that discourage the Corporation’s executives from taking unnecessary or excessive risk:

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•	the Corporation’s approach to performance evaluation and compensation will provide greater rewards to an officer achieving both short-term and long-term objectives;
•	short-term incentive payments are derived from performance against pre-approved annual objectives for both the Corporation and the individuals and the Board has discretion with respect to incentive awards and payouts in the event incentives are understated or overstated due to extraordinary circumstances or conditions;
•	the Compensation Committee retains a compensation consultant that is independent of management and does not provide advice to management.

NEOs and directors are discouraged from purchasing financial instruments designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director, and to the knowledge of the Corporation, no NEO or director has undertaken such hedging transactions. The Corporation does not, however, have a policy expressly prohibiting such purchases.

Based on this review, the Compensation Committee believes that the Corporation’s total executive compensation program does not encourage executive officers to take unnecessary or excessive risk.

Compensation Consultant

In August 2019, the Compensation Committee retained Lane Caputo Compensation Inc. (“Lane Caputo”) to provide an independent review of the executive officers’ and directors’ overall compensation packages, long-term incentive plan structure, severance provisions and compensation governance practices.

The Compensation Committee pre-approves all consultant mandates related to executive and director compensation, as well as the associated fees for such mandates. The following table sets out the fees paid by the Corporation to compensation consultants for services related to determining and structuring compensation for any of the Corporation’s directors and executive officers during the most recently completed financial year:

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Consultant	Financial Year Ending December 31	Executive Compensation Related Fees	All Other Fees
Lane Caputo Compensation Inc.	2019	$44,100	Nil

Compensation Discussion & Analysis

Compensation Philosophy and Objectives

Compensation plays an important role in achieving short and long-term business objectives that ultimately drive business success in alignment with long-term shareholder goals.

The Corporation’s compensation philosophy is based on the following fundamental principles:

(a)	compensation programs align with shareholder interests – the Corporation aligns the goals and incentives of executives with maximizing long term shareholder value;
(b)	performance sensitive – compensation for executive officers is linked to operating and market performance of the Corporation and fluctuates with the performance; and
(c)	market competitive compensation – the compensation program should provide market competitive pay in terms of value and structure in order to retain existing employees who are performing according to their objectives and to attract new individuals of the highest calibre.

The objectives of the compensation program in compensating all Named Executive Officers were developed based on the above-mentioned compensation philosophy and are as follows:

• to attract, retain, motivate and reward highly qualified executive officers with a history of proven success;

• to align the interests of executive officers with shareholders’ interests and with the execution of the Corporation’s business strategy; and

• to evaluate executive performance on the basis of key measurements that correlate to long-term shareholder value.

Compensation Benchmarking

The Compensation Committee, as part of its annual compensation review process and with the assistance of external advisors, benchmarks the compensation levels and practices of companies that are considered reasonably similar to the Corporation. In selecting a group of companies and/or sectors to benchmark, the Compensation Committee will consider characteristics and variables such as:

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• Canadian-headquartered, publicly-traded companies with operating and/or development projects;

• companies of similar size as measured by market capitalization, revenues and production volumes; and

• companies from which future executives may reasonably be expected to be recruited from or to which the Corporation could reasonably expect to otherwise be in competition with for senior level talent.

The compensation benchmark information derived from such sources will not necessarily be directly acted upon by the Compensation Committee, but will be one of a number of factors the Compensation Committee will consider from time to time in its review of executive compensation.

In order to assist the Compensation Committee with its decisions surrounding executive and director compensation for 2019 and into the 2020 fiscal year, the following list of mining companies was developed with the assistance of Lane Caputo:

Argonaut Gold Inc.	Imperial Metals Corp.	Roxgold Inc.
Asanko Gold Inc.	Lucapa Diamond Company Ltd.	Stornoway Diamond Corp.
Dundee Precious Metals Inc.	Lucara Diamond Corp.	Teranga Gold Corp.
Firestone Diamonds plc	North American Palladium Ltd.	TMAC Resources Inc.
GEM Diamonds Ltd.	Petra Diamonds Ltd.	Wesdome Gold Mines Ltd.
Golden Star Resources Ltd.	Premier Gold Mines Ltd.	Torex Gold Resources Inc.

The Corporation’s relative size in respect of the relevant operational and financial criteria was considered by the Compensation Committee when selecting peers for the benchmarking of compensation.

Determination of Compensation

In making compensation recommendations, the Compensation Committee reviews the various elements of each executive’s compensation in the context of the total compensation package and the desired mix of ‘at-risk’ versus fixed elements of compensation as per the Corporation’s compensation philosophy. Based on this review, the Compensation Committee evaluates whether the intended relationship between performance and compensation is being achieved or whether changes are required in order to bring this relationship in line with the compensation philosophy and objectives outlined above. In addition to the objective measures of corporate performance that inform variable compensation decisions from year to year, the Compensation Committee and the Board exercise discretion based on the Corporation’s performance and the individual contributions of each executive in determining actual compensation. In determining the total compensation payable to the NEOs for 2019, the Compensation Committee and the Board took into account a range of relevant factors including but not limited to: Corporation’s financial results, Corporation’s operational results, the duties and responsibilities of each executive officer, their respective performance and contribution towards 2019 results.

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Components of Compensation

The Corporation’s executive compensation currently includes three elements: (i) salary or consulting fees (pursuant to the consulting agreements with the NEOs), (ii) cash bonuses and (iii) long-term incentives by way of the grant of stock options or restricted stock units in accordance with the policies of the TSX and the Corporation’s Long Term Equity Incentive Plan (the “Incentive Plan”).

Long-Term Incentives

The Corporation provides long-term incentives by granting stock options or restricted share units to executive officers in accordance with the policies of the TSX and the Corporation’s Incentive Plan. Any options granted permit executive officers to acquire Common Shares at an exercise price equal to the closing market price of such shares at the time of grant of the option. The objective of granting options and/or restricted share units is to encourage executive officers to acquire an ownership interest in the Corporation over a period of time, which acts as financial incentive for such executive officers to consider the long-term interests of the Corporation and its shareholders.

When determining the number of stock options or restricted share units to be granted to an executive officer, the Compensation Committee takes into account the number and terms of stock options or restricted share units previously granted to the executive officer, if any, and option compensation granted by similar companies to executives with similar responsibilities.

Other Compensation

The Corporation provides no compensation to its NEOs other than the amounts under their respective employment/consulting arrangements and Long-Term Incentives as described above. For greater certainty, the Corporation makes no commitments for Option-Based Awards or Share-Based Awards other than the stock options granted pursuant to the Corporation’s Incentive Plan.

Pension, Benefits and Perquisites

The Corporation does not provide sponsored or defined pension or retirement plans, nor does it provide any other benefit plans. Employees and/or consultants to the Corporation are expected to provide for their own benefits and retirement.

Report on Executive Compensation

The Corporation’s executive officers are compensated in a manner consistent with their respective contributions to the overall benefit of the Corporation. The Corporation’s NEO’s during the fiscal year ended December 31, 2019 were Stuart Brown, CEO, Perry Ing, CFO, Reid Mackie, VP Diamond Marketing, Tom McCandless, VP Exploration and Keyvan Salehi, VP Corporate Development and Technical Services.

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Executive compensation is generally based on discussion by the Compensation Committee or by the Board. The Corporation entered into an employment agreement with the CEO, Stuart Brown, in July 2018 which was amended in December 2019. The Corporation entered into an employment agreement with the CFO, Perry Ing, in February, 2017 which was amended in December 2017 and December 2019. The Corporation entered into a consulting agreement with a corporation controlled by the VP Diamond Marketing, Reid Mackie, in July, 2015 which was amended in December 2017. In January 2019, the Corporation entered into an employment agreement with the VP Marketing, Reid Mackie and amended the agreement in December 2019. In November 2018, the Corporation entered into an employment agreement with the VP Exploration, Tom McCandless and amended the agreement in December 2019. In January 2019, the Corporation entered into an employment agreement with the VP Corporate Development and Technical Services, Keyvan Salehi and amended the agreement in December 2019. The compensation granted to the CEO, CFO, VP Diamond Marketing, VP Exploration and VP Corporate Development and Technical Services is primarily cash-based; however, Stuart Brown, Perry Ing and Reid Mackie were granted options upon the execution of their respective employment and consulting agreements (and the amended agreements) in order to align the interests of management and shareholders. For an overview of these agreements, please refer to the discussion below under the heading “Executive Compensation – Employment/Consulting Agreements of NEOs”.

As part of the Compensation Committee’s “Terms of Reference”, the Compensation Committee is tasked with the responsibility of reviewing and recommending any changes to compensation for the Corporation’s senior management, or to defer such discussions to the Board, and to make any recommendations for the granting of options. In December 2019, the Compensation Committee finalized its most recent recommendations to the Board for changes to compensation for management, including the grant of options and restricted share units to Mr. Brown, Mr. Ing, Mr. Mackie, Dr. McCandless and Mr. Salehi, which vests over three years commencing on December 27, 2020. In the first quarter of 2020, the Compensation Committee finalized its recommendations to the Board for Mr. Brown, Mr. Ing, Mr. Mackie, Dr. McCandless, and Mr. Salehi’s 2019 bonuses.

Employment/Consulting Agreements of NEOs

The Corporation and its subsidiaries have employment contracts with the CEO, CFO, VP Diamond Marketing, VP Exploration, and VP Corporate Development and Technical Services.

CEO Compensation

The Corporation has an employment agreement with Stuart Brown for his services as President and CEO which was effective July 1, 2018 and was amended in December 2019 (the "Brown Agreement"). The monthly salary under the Brown Agreement is $45,833, and in the year ended December 31, 2019, the Corporation paid or accrued a total of $850,004 in monthly salary and bonuses. Under the Brown Agreement, Mr. Brown also received re-imbursement for relocation expenses in the amount of $18,800 during the year ended December 31, 2019.  Mr. Brown is also entitled to receive a severance payment equal to 24 months of his total annual compensation, benefits and full incentive bonus compensation for the same period, all payable within 30 days of termination.

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CFO Compensation

The Corporation entered into an employment agreement with Perry Ing, to serve as VP Finance, Chief Financial Officer and Corporate Secretary, effective February 6, 2017 and amended in December 2017 and December 2019 (the “Ing Agreement”). The Ing Agreement provides for a monthly salary of $27,917 and in the year ended December 31, 2019, the Corporation paid or accrued a total of $480,000 in monthly salary and bonuses under the Ing Agreement. The monthly salary was adjusted on January 1, 2020 to $30,000 per month. Under the Ing Agreement, Perry Ing is entitled to receive a severance payment equal to twelve months of his annual compensation in the event that the Ing Agreement is terminated, without cause by the Corporation (as defined in the Ing Agreement). In the event of termination as a result of change in control of the Corporation (as defined in the Ing Agreement), Perry Ing will receive a severance payment equal to 24 months of his total annual compensation, benefits and full incentive bonus compensation for the same period, all payable within 30 days of termination.

VP Diamond Marketing Compensation

The Corporation entered into a consulting agreement with a corporation controlled by Reid Mackie, to provide the services of Mr. Mackie as VP Diamond Marketing, effective October 1, 2015 and amended in April 2017 and December 2017 (the “Mackie Agreement”). On January 1, 2019, the Corporation converted the consulting agreement to an employment agreement with Reid Mackie, to serve as VP Diamond Marketing and was amended in December 2019 (the “Mackie Employment Agreement”). The Mackie Employment Agreement provides for a monthly consulting fee of $26,667, and in the year ended December 31, 2019, the Corporation paid or accrued a total of $465,000 in monthly salary and bonuses under the Mackie Employment Agreement. The monthly salary was adjusted on January 1, 2020 to $28,917 per month. Under the Mackie Employment Agreement, Reid Mackie is entitled to receive a severance payment equal to twelve months of his annual compensation in the event that the Mackie Employment Agreement is terminated, without cause by the Corporation (as defined in the Mackie Employment Agreement). In the event of termination as a result of change in control of the Corporation (as defined in the Mackie Employment Agreement), Reid Mackie will receive a severance payment equal to 24 months of his total annual compensation, benefits and full incentive bonus compensation for the same period, all payable within 30 days of termination.

VP Exploration Compensation

The Corporation entered into an employment agreement with Tom McCandless, to serve as VP Exploration, effective November 1, 2018 and amended in December 2019 (the “McCandless Agreement”). The McCandless Agreement provides for a monthly salary of $16,250 and in the year ended December 31, 2019, the Corporation paid or accrued a total of $295,000 in monthly salary and bonuses under the McCandless Agreement. The monthly salary was adjusted on January 1, 2020 to $21,750 per month. Under the McCandless Agreement, Dr. McCandless is entitled to receive a severance payment equal to one month’s salary for the first six months of the McCandless Agreement and for the balance of the term of the McCandless Agreement, Dr. McCandless is entitled to receive a severance payment equal to 3 months, plus an additional one month of salary and benefits for each year of completed employment, to a maximum of 12 months in the event that the McCandless Agreement is terminated, without cause by the Corporation (as defined in the McCandless Agreement). In the event of termination as a result of change in control of the Corporation (as defined in the McCandless Agreement), Dr. McCandless will receive a severance payment equal to 24 months of his total annual compensation, benefits and full incentive bonus compensation for the same period, all payable within 30 days of termination.

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VP Corporate Development and Technical Services Compensation

The Corporation entered into an employment agreement with Keyvan Salehi, to serve as VP Corporate Development and Technical Services, effective January 1, 2019 and amended in December 2019 (the “Salehi Agreement”). The Salehi Agreement provides for a monthly salary of $17,063 and in the year ended December 31, 2019, the Corporation paid or accrued a total of $332,750 in monthly salary and bonuses under the Salehi Agreement. The monthly salary was adjusted on January 1, 2020 to $25,000 per month. Under the Salehi Agreement, Keyvan Salehi is entitled to receive a severance payment equal to twelve months of his annual compensation in the event that the Salehi Agreement is terminated, without cause by the Corporation (as defined in the Salehi Agreement). In the event of termination as a result of change in control of the Corporation (as defined in the Salehi Agreement), Keyvan Salehi will receive a severance payment equal to 24 months of his total annual compensation, benefits and full incentive bonus compensation for the same period, all payable within 30 days of termination.

Performance Graph

The following chart compares the total cumulative shareholder return for $100 invested in Common Shares, beginning on January 1, 2015, with the cumulative total return of the S&P/TSX Composite Index (“S&P/TSX Index”) for the five most recently completed financial years of the Corporation.

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Mountain Province Diamonds Inc. (“MPVD”)
Cumulative Value of $100 Investment January 1, 2015

	Dec 2015	Dec 2016	Dec 2017	Dec 2018	Dec 2019
MPVD	$3.96	$6.72	$3.41	$1.95	$1.15
S & P/TSX Composite Index	13,009.95	15,287.59	16,209.10	14,322.86	17,063.43

The trend in cumulative total shareholder return shown in the above graph does not correspond to the trend in total compensation paid to the Corporations NEOs during the same period.

Total shareholder return declined 76.3% between January 1, 2015 and December 31, 2019. The performance graph set forth above is generally in line with the overall market trend for diamond and mining equities that reflected the difficult economic and market conditions faced by the mining industry in general. The share price increased to its peak in 2016, just before the commencement of commercial production. The share price in 2017, 2018 and 2019 was impacted by lower revenues than expected, once commercial production was achieved, as compared to the original feasibility study, resulting primarily from the overall weakness in the diamond sector.

During the five financial years ended December 31, 2019, total annual compensation paid to the NEOs increased overall by 71%. This increase is largely due to the increase in NEOs as a result of the evolution of the Corporation from an exploration and evaluation project, to a Company in the development phase of the mine, and finally into a Company with a full production mine. In 2015, the Corporation did not have a VP Corporate Development and Technical Services. During the financial year ended December 31, 2019, however, total compensation paid to NEOs increased overall by 115%, mainly driven by equity-based awards compared to December 31, 2018 where a lower equity-based awards were provided. During the five financial years ended December 31, 2019, total annual compensation paid to the CEOs increased overall by 6%, and total compensation paid to the CFOs increased overall by 5%, mainly due to the evolution of the Corporation into a full production mine, thereby increasing the market value compensation benchmark relevant for attracting and retaining talent in these specific positions. During the financial year ended December 31, 2019, however, total compensation paid to CEOs increased overall by 14%, total compensation paid to CFOs increased overall by 38%, driven by equity-based awards compared to December 31, 2018 where lower equity-based awards were provided.

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Share-Based Awards and Option-Based Awards

The Corporation’s Incentive Plan has been used to provide share purchase options which are granted in consideration of the level of responsibility of the executive as well as his or her impact or contribution to the longer-term operating performance of the Corporation. In determining the number of options to be granted to the executive officers, the Board takes into account the number of options, if any, previously granted to each executive officer, and the exercise price of any outstanding options to ensure that such grants are in accordance with the policies of the TSX, and closely align the interests of the executive officers with the interests of shareholders.

The Compensation Committee has the primary responsibility of administering the compensation policies related to the executive management of the Corporation, including Option-Based Awards.

Summary Compensation Table

The following table (presented in accordance with National Instrument Form 51-102F6) sets forth all direct and indirect compensation provided to the Corporation’s Named Executive Officers for the financial years ended December 31, 2019, 2018 and 2017.

NEO Name and Principal Position	Year	Salary / Fee ($)	Share-Based Awards ($)(10)	Option-Based Awards ($)(9)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plans ($)	Long-term Incentive Plans ($)
Stuart Brown(1) (President and CEO)	2019 2018	500,004 250,002	339,000 Nil	119,880 202,980	350,000 200,000(1)	Nil Nil	Nil Nil	18,800 23,500	1,327,684 676,482
David Whittle(2) (Former Interim President and CEO)	2019 2018 2017	Nil 250,000 280,556	Nil Nil 104,400	Nil Nil 106,450	Nil 208,335 400,000	Nil Nil Nil	Nil Nil Nil	Nil 31,250 Nil	Nil 489,585 891,406
Perry Ing(3) (CFO)	2019 2018 2017	335,000 315,000 271,250	113,000 Nil 104,400	59,940 Nil 277,420	145,000 158,000 200,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	652,940 473,000 853,070
Patrick Evans(4) (Former President and CEO)	2019 2018 2017	Nil Nil 221,591	Nil Nil Nil	Nil Nil Nil	Nil Nil 250,000	Nil Nil Nil	Nil Nil Nil	Nil Nil 365,000	Nil Nil 836,591

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Bruce Ramsden(5) (Former CFO)	2019 2018 2017	Nil Nil 211,104	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil 211,104
Reid Mackie(6) (VP Diamond Marketing)	2019 2018 2017	320,000 300,000 250,000	113,000 Nil 104,400	59,940 Nil 106,450	128,000 225,000 200,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	637,940 525,000 660,850
Tom McCandless(7) (VP Exploration)	2019 2018	195,000 32,500	113,000 Nil	59,940 Nil	100,000 Nil	Nil Nil	Nil Nil	Nil Nil	467,940 32,500
Keyvan Salehi(8) (VP Corporate Development and Technical Services)	2019	204,750	113,000	59,940	128,000	Nil	Nil	Nil	505,690

(1)	Mr. Brown was appointed President and CEO on July 1, 2018. Mr. Brown’s annual incentive bonus for 2018 was assessed, determined and approved in the first quarter of 2019 and accordingly was accrued and paid in 2019.
(2)	Mr. Whittle was appointed Interim President and CEO on June 9, 2017 and resigned that position effective May 31, 2018 in contemplation of the appointment of Mr. Brown as permanent President and CEO. See “Director Compensation – Director Compensation Table” for director fees earned for the period June 1, 2018 to December 31, 2018.
(3)	Mr. Ing joined the Corporation on February 6, 2017 as VP Finance, CFO and Corporate Secretary.
(4)	Mr. Evans resigned as President and CEO on June 7, 2017.
(5)	Mr. Ramsden joined the Corporation on February 1, 2013 as VP Finance and on May 1, 2013 as VP Finance, CFO and Corporate Secretary. Mr. Ramsden resigned on January 31, 2017 and provided consulting services to the Corporation up to August 31, 2017.
(6)	Mr. Mackie joined the Corporation on October 1, 2015 as VP Diamond Marketing.
(7)	Dr. McCandless joined the Corporation on November 1, 2018 as VP Exploration.
(8)	Mr. Salehi joined the Corporation on January 1, 2019 as VP Corporate Development and Technical Services.
(9)	The option-based awards were valued using the Black-Scholes model (a common methodology) as the methodology to calculate the grant date fair value and the Corporation relied on the following key assumptions and estimates for the calculation of these Option-based Awards:

December 27, 2019 Stock Options

Dividend yield – nil; Expected volatility – 43.33%; Risk-free rate of return – 1.64%; Expected life of options – 5 years. The fair value at the time of grant was calculated to be $359,640 for the options granted to Mr. Brown, Mr. Ing, Mr. Mackie, Dr. McCandless and Mr. Salehi.

June 29, 2018 Stock Options

Dividend yield – nil; Expected volatility – 30.78%; Risk-free rate of return – 2.06%; Expected life of options – 5 years. The fair value at the time of grant was calculated to be $202,980 for the options granted to Mr. Brown.

February 6, 2017 Stock Options

Dividend yield – nil; Expected volatility – 31.03%; Risk-free rate of return – 1.11%; Expected life of options – 5 years. The fair value at the time of grant was calculated to be $170,970 for the options granted to Mr. Ing.

December 22, 2017 Stock Options

Dividend yield – nil; Expected volatility – 31.14%; Risk-free rate of return – 1.82%; Expected life of options – 5 years. The fair value at the time of grant was calculated to be $319,350 for the options granted to Mr. Whittle, Mr. Ing and Mr. Mackie.

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(10)	In the fiscal year ended December 31, 2019, 300,000 restricted share units were granted to Mr. Brown, 150,000 restricted share units were granted to Mr. Ing, Mr. Mackie, Dr. McCandless and Mr. Salehi. The restricted share units were granted on December 27, 2019 at a deemed price of $1.13 vesting equally over three years commencing on December 27, 2020. In the fiscal year ended December 31, 2017, 30,000 restricted share units were granted on December 22, 2017 at a deemed price of $3.48 to Mr. Whittle, Mr. Ing and Mr. Mackie vesting equally over three years commencing December 21, 2018. In the fiscal year ended December 31, 2016, 20,000 restricted share units were granted on June 21, 2016 to Mr. Mackie in his capacity as VP Diamond Marketing at a deemed price of $6.17 per restricted share unit. These restricted shares vest 50% on December 31, 2016 and 50% on June 30, 2017. On December 21, 2017, 50,000, 25,000 and 25,000 restricted share units were granted at a deemed price of $6.49 to Mr. Evans, Mr. Ramsden and Mr. Mackie respectively vesting equally over three years commencing December 20, 2017.

Incentive Plan Awards

The Corporation does not have any incentive plans for NEOs except for Mr. Brown, Mr. Ing, Mr. Mackie and Dr. McCandless, pursuant to the Brown Agreement, Ing Agreement, Mackie Employment Agreement and McCandless Agreement, respectively, and as previously discussed.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding under incentive plans of the Corporation at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to each of the Named Executive Officers:

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	Option-Based Awards						Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options(8) ($)	Number of Options That Have Not Vested (#)	Market or Payout Value of Option-Based Awards That Have Not Vested ($)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share-Based Awards That Have Not Vested ($)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed ($)
Stuart Brown(1)	300,000 200,000	1.30 3.30	December 27, 2024 June 30, 2023	Nil Nil	300,000 133,333	Nil Nil	300,000 Nil	339,000 Nil	Nil Nil
David Whittle(2)	100,000 50,000 100,000 Nil	4.66 3.57 3.48 Nil	April 13, 2020 December 10, 2020 December 21, 2022 Nil	Nil Nil Ni Nil	Nil Nil 66,666 Nil	Nil Nil Nil Nil	Nil Nil 18,333 30,000	Nil Nil 20,716 33,500	Nil Nil 35,500 Nil
Perry Ing(3)	150,000 100,000 100,000	1.30 5.86 3.48	December 27, 2024 February 5, 2022 December 21, 2022	Nil Nil Nil	150,000 Nil 33,333	Nil Nil Nil	100,000 10,000 Nil	113,000 11,300 Nil	Nil Nil Nil
Reid Mackie(4)	150,000 100,000 100,000	1.30 4.21 3.48	December 27, 2024 October 15, 2020 December 21, 2022	Nil Nil Nil	150,000 Nil 33,333	Nil Nil Nil	100,000 10,000 Nil	113,000 11,300 Nil	Nil Nil Nil
Tom McCandless(5)	150,000	1.30	December 27, 2024	Nil	150,000	Nil	100,000	113,000	Nil
Keyvan Salehi(6)	150,000	1.30	December 27, 2024	Nil	150,000	Nil	100,000	113,000	Nil
Patrick Evans(7)	100,000 200,000 250,000	5.29 4.66 3.57	February 13, 2019 June 30, 2019 June 30, 2019	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Bruce Ramsden(8)	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)	Mr. Brown was appointed President and CEO on July 1, 2018.
(2)	Mr. Whittle was appointed Interim President and CEO on June 9, 2017 and resigned May 31, 2018. See “Director Compensation – Director Compensation Table” for director fees earned for the period June 1, 2018 to December 31, 2018.
(3)	Mr. Ing joined the Corporation on February 6, 2017 as VP Finance, CFO and Corporate Secretary.

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(4)	Mr. Mackie joined the Corporation on October 1, 2015 as VP Diamond Marketing.
(5)	Dr. McCandless joined the Corporation on November 1, 2018 as VP Exploration.
(6)	Mr. Salehi joined the Corporation on January 1, 2019 as VP Corporate Development and Technical Services.
(7)	Mr. Evans resigned as President and CEO on June 7, 2017.
(8)	Mr. Ramsden joined the Corporation on February 1, 2013 as VP Finance and on May 1, 2013 as VP Finance, CFO and Corporate Secretary. Mr. Ramsden resigned on January 31, 2017 and provided consulting services to the Corporation up to August 31, 2017.
(9)	This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed financial year, which is $1.95, and the exercise or base price of the vested options.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the value of the option-based awards and share-based that vested during the financial year ended December 31, 2019 for each Named Executive Officer.

NEO Name	Option-Based Awards Value Vested during the Year(1) ($)	Share-Based Awards Value Vested during the Year(2) ($)	Non-Equity Incentive Plan Compensation – Value Earned during the Year ($)
Stuart Brown(3)	Nil	Nil	350,000
Perry Ing(4)	Nil	11,300	158,000
Reid Mackie(5)	Nil	20,716	225,000
Tom McCandless(6)	Nil	Nil	100,000
Keyvan Salehi(7)	Nil	Nil	128,000
(1)	The value of unexercised in-the-money options on date vested is based on the number of options that became vested on the applicable date and is calculated based on the difference between the market value of the Common Shares on the TSX as at the date of vesting and the exercise price of the option. Options granted during the year vested immediately and the exercise price represented market value at the time of the grant (and vesting).
(2)	The value of RSUs on the date vested is based on the number of RSUs multiplied by the market value of the Common shares on the TSX at the date of vesting. Except as noted below, exercise of all vested RSUs was deferred to a date to be determined by the respective holder.
(3)	Mr. Brown was appointed President and CEO on July 1, 2018.
(4)	Mr. Ing was appointed CFO on February 6, 2017. 10,000 RSUs exercised as of the vesting date.
(5)	Mr. Mackie was appointed VP Diamond Marketing on October 1, 2015. 18,333 RSUs vested as of the vesting date and exercised.
(6)	Dr. McCandless was appointed VP Exploration on November 1, 2018.
(7)	Mr. Salehi was appointed VP Corporate Development on January 1, 2019.

Long Term Equity Incentive Plan

On May 21, 2016, the shareholders approved the adoption of the Incentive Plan, which replaced the Corporation’s Stock Option Plan. The Incentive Plan provides for the issuance of stock appreciation rights, deferred share units and other share-based awards.

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The Corporation’s former stock option plan and the ability to grant stock options under that plan terminated upon adoption of the Incentive Plan, and all stock options granted under the former plan are governed by the Incentive Plan.

The annual burn rate for the Incentive Plan for the three most recently completed financial years, expressed as a percentage and calculated by dividing the number of awards granted during the financial year by the weighted average number of Common Shares outstanding for the financial year, is set forth in the following table:

Annual Burn Rates for Three Most Recent Financial Years
Year ending December 31	Burn Rate
2019	1%
2018	0%
2017	1%

The Incentive Plan provides for a maximum number of share-based awards equalling 10%, or 21,039,247 of the 210,392,473 issued and outstanding Common Shares of the Corporation. The purpose of adopting a “rolling” type of share-based compensation plan is to ensure that a sufficient number of Common Shares remain issuable under the Incentive Plan at all times to meet the overall objective of the Incentive Plan. The exercise, redemption, expiry or lapse of Awards will make new grants available under the Incentive Plan effectively resulting in a “re-loading” of the number of Awards available to be granted.

If all of the 4,583,335 outstanding stock options and restricted share units under our Incentive Plan as at December 31, 2019 were settled by the issuance of Common Shares, the Common Shares issued upon such settlement would have represented approximately 2% of the 210,392,473 issued and outstanding Common Shares as at such date.

Under the policies of the TSX, listed companies are required to have “rolling” share equity plans re-approved by shareholders every three years, including the approval of all unallocated options, rights or other entitlements, and to have amendments (as specified in the plan terms) approved. The Plan was initially approved by shareholders at the Corporation’s annual general and special meeting held on May 21, 2016.

For details of the material terms of the Incentive Plan, see “Re-Approval of Incentive Plan” on page 38 of this Information Circular.

Pension Plan Benefits

The Corporation does not have any form of pension plan that provides for payments or benefits to the Named Executive Officers at, following, or in connection with retirement. The Corporation does not have any form of deferred compensation plan.

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Termination and Change of Control Benefits

Except as disclosed above under the heading “Executive Compensation – Employment/Consulting Agreements of NEOs”, the Corporation and its subsidiaries do not have any contracts, agreements, plans or arrangements that provide for payments to a Named Executive Officer at, following, or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, change in control of the Corporation, or change in a Named Executive Officer’s responsibilities.

Director Compensation

Director Compensation Table

The following table sets forth all amounts of compensation provided to the directors, who are each not also a Named Executive Officer, for the Corporation’s most recently completed financial year ended December 31, 2019:

Director Name	Fees Earned ($)(1)	Other fees earned ($)	Share-Based Awards ($)(3)	Option-Based Awards ($)(2)	Long Term Incentive Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Jonathan Comerford	50,000	Nil	33,900	Nil	Nil	Nil	Nil	Nil	83,900
David Whittle(4)(5)(8)	45,000	Nil	33,900	Nil	Nil	Nil	Nil	Nil	78,900
Karen Goracke	35,000	Nil	33,900	Nil	Nil	Nil	Nil	Nil	68,900
Brett Desmond(6)	19,104	Nil	33,900	Nil	Nil	Nil	Nil	Nil	53,004
Tom Peregoodoff(6)	24,563	Nil	33,900	Nil	Nil	Nil	Nil	Nil	58,463
William Lamb(6)(9)	24,563	Nil	33,900	Nil	Nil	Nil	Nil	Nil	58,463
Peeyush Varshney(7)	20,438	Nil	Nil	Nil	Nil	Nil	Nil	Nil	20,438
Carl Verley(7)	20,438	Nil	Nil	Nil	Nil	Nil	Nil	Nil	20,438
Bruce Dresner(7)	15,896	Nil	Nil	Nil	Nil	Nil	Nil	Nil	15,896

(1)	Effective January 1, 2017, compensation for the directors has been approved at the following levels: the Chairman of the Board is entitled to receive $50,000 per annum, the Chairman of the Audit Committee is entitled to receive $45,000 per annum, the director serving as the Corporation’s Qualified Person (as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects) is entitled to receive $45,000 per annum, the Director serving as the Corporate Governance Chairman is entitled to receive $45,000 per annum and all other directors are entitled to receive $35,000 per annum. These amounts continue to be paid monthly.
(2)	As stated previously in this Information Circular, the Corporation has an Incentive Plan for the granting of incentive stock options and restricted share units to the officers, employees, and directors. The purpose of granting such options and restricted share units is to assist the Corporation in compensating, attracting, retaining and motivating the directors of the Corporation and to closely align the personal interests of such persons to those of the shareholders. For further details about the Incentive Plan, please refer to the discussion above under the heading “Executive Compensation – Incentive Plan”.

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(3)	On December 27, 2019, the directors were granted restricted share units, vesting equally over three years, commencing on December 27, 2020.
(4)	For the period June 1, 2018 to December 31, 2018. See “Compensation Discussion and Analysis – Summary Compensation Table” for salary earned before June 1, 2018.
(5)	Not standing for re-election to the Board at the Meeting.
(6)	Appointed to the Board on June 13, 2019.
(7)	Resigned from the Board on June 13, 2019.
(8)	Resigned from the Board on May 12, 2020.
(9)	Resigned from the Board on June 7, 2020.

Incentive Plan Awards – Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding under incentive plans of the Corporation at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to each of the directors who are not Named Executive Officers:

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	Option-Based Awards						Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options(1) ($)	Number of Options That Have Not Vested (#)	Market or Payout of Option-Based Awards That Have Not Vested ($)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share-Based Awards That Have Not Vested ($)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed ($)
Jonathan Comerford	Nil 150,000 75,000 150,000	Nil 3.48 3.57 4.66	Nil December 21, 2022 December 10, 2020 April 13, 2020	Nil Nil Nil Nil	Nil 50,000 Nil Nil	Nil Nil Nil Nil	30,000 10,000 Nil Nil	33,900 11,300 Nil Nil	Nil Nil Nil Nil
David Whittle(2)	Nil 100,000 50,000 100,000	Nil 3.48 $3.57 $4.66	Nil December 21, 2022 December 10, 2020 April 13, 2020	Nil Nil Nil Nil	Nil 33,333 Nil Nil	Nil Nil Nil Nil	30,000 18,333 Nil Nil	33,900 20,716 Nil Nil	Nil 35,500 Nil Nil
Karen Goracke	Nil 100,000 100,000	Nil 3.48 6.96	Nil December 21, 2022 November 3, 2021	Nil Nil Nil	Nil 33,333 Nil	Nil Nil Nil	30,000l 10,000 Nil	33,900 11,300 Nil	Nil Nil Nil
Brett Desmond(3)	Nil	Nil	Nil	Nil	Nil	Nil	30,000	33,900	Nil
Tom Peregoodoff(3)	Nil	Nil	Nil	Nil	Nil	Nil	30,000	33,900	Nil
William Lamb(3)(5)	Nil	Nil	Nil	Nil	Nil	Nil	30,000	33,900	Nil
Peeyush Varshney(4)	66,667 50,000 100,000	3.48 3.57 4.66	December 21, 2022 December 10, 2020 April 13,2020	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Carl Verley(4)	66,667 50,000 100,000	3.48 3.57 4.66	December 21, 2022 December 10, 2020 April 13,2020	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Bruce Dresner(4)	66,667 50,000 100,000	3.48 $3.57 $4.66	December 21, 2022 December 10, 2020 April 13, 2020	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

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(1)	This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed financial year, which is $1.13, and the exercise or base price of the option.
(2)	Resigned from the Board on May 12, 2020
(3)	Appointed to the Board on June 13, 2019.
(4)	Resigned from the Board on June 13, 2019.
(5)	Resigned from the Board on June 7, 2020.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the value of the option-based and share-based awards that vested during the financial year ended December 31, 2019 for each non-executive director. There were no non-equity incentive plan compensation amounts:

Director Name	Option-Based Awards – Value Vested during the Year (1) ($)	Share-Based Awards – Value Vested during the Year (2) ($)
Jonathan Comerford(4)	Nil	20,716
David Whittle(4)(5)(8)	Nil	30,133
Karen Goracke(4)	Nil	20,716
Brett Desmond(6)	Nil	Nil
Tom Peregoodoff(6)	Nil	Nil
William Lamb(6)(9)	Nil	Nil
Bruce Dresner(3)(7)	Nil	36,550
Peeyush Varshney(3)(7)	Nil	31,450
Carl Verley(3)(7)	Nil	32,300
(1)	The value of unexercised in-the-money options on the date vested is based on the number of options that became vested on the applicable date and is calculated based on the difference between the market value of the Common Shares on the TSX as at the date of vesting and the exercise price of the option.
(2)	The value of RSUs on the date vested is based on the number of RSUs multiplied by the market value of the Common Shares on the TSX as at the date of vesting. Except as noted below, exercise of all vested RSUs was deferred to a date to be determined by the respective holder.
(3)	All RSUs exercised as of the vesting date.
(4)	18,333 RSUs exercised as of the vesting date and 16,667 RSUs previously vested was exercised.
(5)	Not standing for re-election to the Board at the Meeting.
(6)	Appointed to the Board on June 13, 2019.
(7)	Resigned from the Board on June 13, 2019.
(8)	Resigned from the Board on May 12, 2020.
(9)	Resigned from the Board on June 7, 2020.

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INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of this Information Circular, no executive officer, director, employee or former executive officer, director or employee of the Corporation or any of its subsidiaries is, or at any time since the beginning of the most recently completed financial year, has any of them been, indebted to the Corporation, or any of its subsidiaries, nor is any of these individuals, or at any time since the beginning of the most recently completed financial year, has any of them been, indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

APPOINTMENT AND REMUNERATION OF AUDITOR

Shareholders will be asked to approve the reappointment of KPMG LLP, Chartered Accountants (“KPMG”), as the auditor of the Corporation to hold office until the next annual general meeting of the shareholders at remuneration to be fixed by the directors. The auditor was first appointed on August 6, 1998.

RE-APPROVAL OF INCENTIVE PLAN

Pursuant to the rules of the TSX, the unallocated options, rights or other entitlements under a TSX listed issuer’s security-based compensation arrangement that does not have a fixed maximum number of securities issuable, must be approved by a majority of the issuer’s directors and by the issuer’s security holders every three years. On May 21, 2016, the shareholders approved the adoption of the Corporation’s Long Term Equity Incentive Plan (the “Incentive Plan”), which provides that the Corporation is authorized to award incentive stock options (“Options”), Stock Appreciation Rights (“SAR’s”), Deferred Stock Units (“DSU’s”) , Restricted Stock Units (“RSU’s”) and other share-based awards (each an “Award”) to Eligible Persons, as defined in the Incentive Plan, which may be settled in shares issued from treasury or in cash. “Eligible Person” means any director, officer, employee, management company employee or consultant of the Corporation or any affiliate determined by the Board as eligible for participation in the Incentive Plan.

Since the Incentive Plan does not have a fixed number of Common Shares issuable thereunder, the Corporation is seeking shareholder re-approval at the Meeting of the Incentive Plan and all of the unallocated Awards issuable from treasury thereunder.

The maximum aggregate number of Common Shares that may be issued pursuant to the Awards granted pursuant to the Incentive Plan, shall not exceed ten percent (10%) of the outstanding Common Shares of the Corporation at that time.

A copy of the complete Incentive Plan is available on SEDAR at www.sedar.com. Copies are also available from the Corporate Secretary of the Corporation at its registered office located at 161 Bay Street, Suite 1410, P.O. Box 216, Toronto, Ontario, Canada M5J 2S1.

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An ordinary resolution will be placed before shareholders at the Meeting to reconfirm the Incentive Plan and approve the unallocated Awards thereunder. There have been no amendments to the Incentive Plan as last ratified by shareholders on May 21, 2016.

If approval is obtained at the Meeting, the Corporation will not be required to seek further approval of the grant of unallocated Awards under the Incentive Plan until September 9, 2023.

If approval is not obtained at the Meeting, Awards (other than Options) which have not been allocated as of May 21, 2019 (the third anniversary of the last shareholder approval of the Incentive Plan) and Awards (other than Options) which were outstanding as of May 21, 2019 and are subsequently terminated will not be available for a new grant of Awards. Previously allocated Awards will continue to be unaffected by the approval or disapproval of the resolution.

The Corporation sought re-approval of the Incentive Plan at its 2019 annual shareholders meeting, but the TSX considered the disclosure about the Incentive Plan in the Corporation’s information circular to be insufficient regarding Awards other than Options. As a result, the Corporation is seeking re-approval of the Incentive Plan at the Meeting. Options which were outstanding as of May 21, 2019 and subsequently terminated are available for a new grant of Options.

The granting of Awards has been a successful strategy used by the Corporation to attract and retain qualified employees and the loss of this incentive element from the overall employee compensation arrangements would be significant.

At the Meeting shareholders will be asked to consider and, if deemed advisable, to approve, with or without amendment, the Incentive Plan Resolution set out in Schedule B to this Circular (the “Incentive Plan Resolution”). To be effective, the Incentive Plan Resolution must be passed by a simple majority of the votes cast thereon by the shareholders present electronically or by proxy at the Meeting.

The Board recommends to the shareholders that they approve the Incentive Plan Resolution. The persons named in the enclosed form of proxy, if named as proxy, intend to vote in favour of the Incentive Plan Resolution unless a shareholder has specified in his or her proxy that his or her shares are to be voted against such resolution.

Description of Awards

Pursuant to the Incentive Plan, the Corporation is authorized to award Options, Stock Appreciation Rights (“SAR’s”), Deferred Stock Units (“DSU’s”), Restricted Stock Units (“RSU’s”) and other share-based awards (each an “Award”) to Eligible Persons, which may be settled in shares issued from treasury or in cash.

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(a)	Options

An Option is a right to purchase a Common Share for a fixed exercise price. Options shall be for a fixed term and exercisable from time to time as determined in the discretion of the Board, provided that no Option shall have a term exceeding ten years. If an Option expires during a black-out period or within ten business days thereof, its term will be extended to the date which is ten business days following the end of such period.

The number of Common Shares subject to each Option, the exercise price of the Option (the “Option Price”), the expiration date of each Option, the extent to which each Option is exercisable from time to time during the term of the Option and other terms and conditions relating to each such Option shall be determined by the Board. If no specific determination is made by the Board, the term of the Option shall be ten years, the Option Price shall be the Market Price of the Common Shares on the date of the grant and the Options shall vest on the anniversary of their date of grant in equal instalments over a three year period. “Market Price” is defined in the Incentive Plan as the volume weighted average trading price of the Common Shares for the five (5) trading days immediately preceding the relevant date, calculated by dividing the total value by the total volume of Common Shares traded over the relevant period, rounded up to the nearest cent.

The Option Price shall in no circumstances be lower than the greater of: (i) the price permitted by the TSX; (ii) the price permitted by any other regulatory body having jurisdiction; and (iii) the Market Price of the Common Shares on the date of grant.

(b)	SARs

A SAR is a right to receive a cash payment equal to the difference between the Option Price and the Market Price of a Common Share on the date of exercise (the “SAR Amount”). A SAR may be granted in relation to an Option or on a stand-alone basis. SARs granted in relation to an Option shall be exercisable only at the same time, by the same persons and to the same extent, that the related Option is exercisable. SARs granted on a stand-alone basis shall be granted on such terms as shall be determined by the Board and set out in the award agreement, provided that the Option Price shall not be less than the Market Price of the Common Shares on the date of grant. SARs may be settled in cash or (at the election of the Corporation) Common Shares with an aggregate Market Price equal to the SAR Amount.

(c)	RSUs

An RSU is a right to receive a Common Share issued from treasury or, at the option of the Corporation or, if applicable, the Participant, a cash payment equal to the Market Price of a Common Share redeemable after the passage of time, the achievement of performance targets or both. RSUs shall be granted on terms determined by the Board based on its assessment, for each Participant, of the current and potential contribution of such person to the success of the Corporation. The Board shall determine the effective date of the grant and the number of RSUs granted. The Board shall also determine the applicable grant period, the vesting terms and the exercise criteria of each RSU.

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(d)	DSUs

A DSU is a right, redeemable only after the Participant has ceased to hold all positions with the Corporation or has otherwise ceased to be an Employee or Director, to a cash payment equal to the Market Price of a Common Share on the termination date of a Participant or, if applicable, to one fully paid and non-assessable Share issued from Treasury. Participants have no right or ability to exercise, receive or otherwise demand payment of the value of DSUs granted to them prior to ceasing to hold all positions with the Corporation or to otherwise cease to be an Eligible Person.

(e)	All Awards

Awards may be granted alone, in addition to, or in tandem with any other Award or any award granted under another plan of the Corporation or an affiliate. Awards granted in addition to or in tandem with other Awards may be granted either at the same time or at different times. The date of grant, the number of Common Shares, the vesting period and any other terms and conditions of Awards granted pursuant to the Incentive Plan are to be determined by the Board, subject to the express provisions of the Incentive Plan.

Share Purchase Program

The Board may institute a share purchase program (the “SPP”) for designated Eligible Persons (each a “SPP Eligible Person”). Pursuant to the SPP, the Board could grant to each SPP Eligible Person one Option and/or one SAR for each Common Share purchased by such person up to a maximum number of Options and/or SARs for each Eligible Person as may be determined from time to time by the Board.

Common Shares Reserved for Issuance

The TSX permits the adoption of a “rolling” type of share-based compensation plan whereby the number of shares available for issuance under the plan will not be greater than a rolling maximum number equal to a percentage of the outstanding Common Shares. As of the date hereof, there are 210,417,473 Common Shares outstanding.

The aggregate number of Common Shares that can be reserved for issuance upon the redemption or exercise of Awards granted under the Incentive Plan shall not exceed the greater of 10% of the issued and outstanding Common Shares or such other number as may be approved by the TSX and the Shareholders from time to time. Therefore, up to 21,041,747 Common Shares may initially be reserved for issuance under the Incentive Plan. The purpose of adopting a “rolling” type of share-based compensation plan is to ensure that a sufficient number of Common Shares remain issuable under the Incentive Plan at all times to meet the overall objective of the Incentive Plan. The exercise, redemption, expiry or lapse of Awards will make new grants available under the Incentive Plan effectively resulting in a “re-loading” of the number of Awards available to be granted.

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As of the date hereof, there are a total of 2,933,335 Options granted and outstanding pursuant to the Incentive Plan, being approximately 1.39% of the issued and outstanding Common Shares, and a total of 1,000,000 RSUs granted and outstanding pursuant to the Incentive Plan, for a total of 3,933,335 Awards being approximately 1.87% of the issued and outstanding Common Shares. No other Awards have been granted or are outstanding under the Incentive Plan.

The Corporation may grant up to an additional 17,108,412 Awards based on the number of issued and outstanding Common Shares as of the record date, July 31, 2020, representing approximately 8.13% of the issued and outstanding Common Shares.

In the fiscal year ended December 31, 2019, 300,000 RSU’s were granted to CEO Mr. Brown, 150,000 RSU’s were granted to CFO Mr. Ing, VP Diamond Marketing Mr. Mackie, VP Exploration Dr. McCandless and VP Corporate Development and Technical Services Mr. Salehi. An additional 90,000 RSU’s were granted to non-insider employees of the Corporation. The RSU’s were granted on December 27, 2019 at a deemed price $1.13 vesting equally over three years commencing on December 27, 2020.

If the Incentive Plan Resolution is not passed by a simple majority of the votes cast thereon by the shareholders present electronically or by proxy at the Meeting, the Corporation may at its option cancel or settle in cash any Awards granted after May 21,2019.

Restrictions on Awards for Insiders

The aggregate number of Common Shares issued to insiders of the Corporation within any one-year period under the Incentive Plan, together with any other security-based compensation arrangement, cannot exceed 10% of the outstanding Common Shares (on a non-diluted basis). In addition, the aggregate number of Common Shares issuable to insiders of the Corporation at any time under the Incentive Plan, together with any other security-based compensation arrangement, cannot exceed ten percent (10%) of the outstanding Common Shares (on a non-diluted basis). There are otherwise no limits on the maximum number of Awards that may be issued to any single Eligible Person.

Substitute Awards

Subject to TSX approval, the Board may grant Awards under the Incentive Plan in substitution for share-based awards held by employees, directors, consultants or advisors of another company (an “Acquired Company”) in connection with a merger, consolidation or similar transaction involving such Acquired Company and the Corporation (or an affiliate thereof) or the acquisition by the Corporation (or an affiliate thereof) of property or stock of the Acquired Company.

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Termination

Subject to the provisions of the Incentive Plan and any express resolution passed by the Board, all Awards, and all rights to acquire Common Shares pursuant thereto, granted to an Eligible Person (a “Participant”) shall expire and terminate immediately upon such person’s termination date. If, however, before the expiry of an Award, a Participant ceases to be an Eligible Person for any reason, other than termination by the Corporation for cause, such Awards may be exercised or redeemed, as applicable, by the holder thereof at any time within one year following their termination date or, if the person is deceased, at any time within six months following their death. In any event, however, the exercise or redemption of an Award must occur occur (i) prior to the expiry date of the Option or SAR, (ii) prior to the expiry of the grant period determined by the Board in respect of RSU’s, and (iii) prior to the expiry of the Award in the case of other Awards under the Incentive Plan, and in each case only to the extent that the Award was vested or the exercise criteria determined by the Board were satisfied and the Eligible Person was otherwise entitled to exercise the Award at the termination date. If a Participant is terminated for cause, all unexercised or unredeemed Awards (vested or unvested) shall be terminated immediately.

Adjustments

If a formal bid for the Common Shares is made (an “Offer”), all Common Shares subject to outstanding unexercisable Options shall become exercisable and a Participant shall be entitled to exercise the Options and tender the Common Shares acquired into the Offer. In the event of any stock dividend, stock split, combination or exchange of shares, merger, amalgamation, acquisition, divestiture, consolidation, spin-off or other distribution (other than normal cash dividends) of the Corporation’s assets to Shareholders, or any other change in the capital of the Corporation affecting Common Shares, the Board will, subject to TSX approval, make such proportionate adjustments, if any, to outstanding Awards as the Board in its discretion may deem appropriate to reflect such change.

Change of Control

In the event of a change of control (a “CoC”) of the Corporation or of an affiliate of which a Participant is an employee, all vesting and exercise criteria of Awards shall be deemed to have been satisfied and each Participant shall be entitled to receive, in full settlement of Awards (other than DSUs), a cash payment equal to (a) in the case of an RSU, the Special Value (as defined below), and (b) in the case of a SAR or Option, the difference between the Special Value and the Option Price in respect of such SAR or Option. In the event of a CoC, the right of a Participant to receive a payment in respect of a DSU will not be triggered prior to such Participant’s termination date. As used herein, the term “Special Value” means (i) if any Common Shares are sold as part of the transaction constituting the CoC, the weighted average of the prices paid for such shares by the acquirer, provided that if any portion of the consideration is paid in property other than cash, then the Board shall determine the fair market value of such property for purposes of determining the Special Value; and (ii) if no Shares are sold, the Market Price of a Common Share on the day immediately preceding the date of the CoC.

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Acceleration of Awards

Notwithstanding any other provision of the Incentive Plan, the Board may at any time give notice to Participants advising that their respective Awards (other than a DSU) are all immediately exercisable or redeemable and may be exercised or redeemed only within thirty (30) days of such notice or such other period as determined by the Board and will otherwise terminate at the expiration of such period.

Amendment Procedure

The Incentive Plan contains a formal amendment procedure. The Board may amend certain terms of the Incentive Plan without requiring the approval of the Shareholders, unless specifically required by the TSX. Amendments not requiring shareholder approval include, without limitation: (a) altering, extending or accelerating award vesting terms and conditions; (b) amending the termination provisions of an award; (c) accelerating the expiry date of an Option; (d) determining adjustments pursuant to the provisions of the Incentive Plan concerning corporate changes; (e) amending the definitions contained in the Incentive Plan; (f) amending or modifying the mechanics of exercising or redeeming awards; (g) amending provisions relating to the administration of the Incentive Plan; (h) making “housekeeping” amendments, such as those necessary to cure errors or ambiguities contained in the Incentive Plan; (i) effecting amendments necessary to comply with the provisions of applicable laws; and (j) suspending or terminating the Incentive Plan.

The Incentive Plan specifically provides that the following amendments require shareholder approval; (a) increasing the number of Common Shares issuable under the Incentive Plan, except by operation of the “rolling” maximum reserve; (b) amending the Incentive Plan if such amendment could result in the aggregate number of Common Shares issued to insiders within any one year period or issuable to insiders at any time under the Incentive Plan, together with any other security based compensation arrangement, exceeding 10% of the outstanding Common Shares; (c) extending the term of any Award beyond the expiry of the original term of the Award; (d) reducing the Option Price or cancelling and replacing Options with Options with a lower Option Price; (e) amending the class of Eligible Persons which would have the potential of broadening or increasing participation in the Incentive Plan by insiders; (f) amending the formal amendment procedures of the Incentive Plan; and (g) making any amendments to the Incentive Plan required to be approved by the Shareholders under applicable law.

Other Terms

Except as provided or with the consent of the Corporation and any applicable regulatory authority, all Awards under the Incentive Plan will be non-assignable. No financial assistance is to be provided to any Eligible Person to facilitate the purchase of Common Shares under the Incentive Plan. An Award is personal to the Participant and is non-assignable and non-transferable, except with the prior written consent of the Corporation. Notwithstanding the foregoing, an Award granted to a consultant that is a company or partnership, may be assigned to a management company employee of such consultant.

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Board Recommendation

The Board is of the view that the Incentive Plan provides the Corporation with the flexibility necessary to attract and retain the services of senior executives and other employees. Accordingly, the Board recommends that shareholders vote in favour of the resolution ratifying the Incentive Plan.

MANAGEMENT CONTRACTS

No management functions of the Corporation or its subsidiaries are performed to any substantial degree by a person other than the directors or executive officers of the Corporation or its subsidiaries.

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

Corporate Governance relates to the activities of the Board of Directors. National Policy 58-201 – Corporate Governance Disclosure and the Sarbanes-Oxley Act of 2002 (the “Act”), the rules adopted by the United States Securities and Exchange Commission (the “SEC”) pursuant to the Act, and the NASDAQ corporate governance rules (the “NASDAQ Rules”) as they apply to foreign private issuers, together establish corporate governance guidelines which apply to the Corporation. Corporate governance relates to activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day-to-day management of the Corporation. The Board is committed to sound corporate governance practices which are both in the interests of its shareholders and contribute to effective and efficient decision making. National Instrument 58-101 – Disclosure of Corporate Governance Practices requires that each reporting company disclose its corporate governance practices on an annual basis.

The Corporation’s general approach to corporate governance is summarized below.

Board of Directors

The Board is currently composed of seven directors. The Corporation proposes to set the number of directors at seven and to elect seven nominees for the ensuing year.  Seven of the proposed nominees are current directors.

Independence

Section 1.4 of National Instrument 52-110 – Audit Committees (“NI 52-110”) sets out the standard for director independence. Under NI 52-110, a director is independent if he has no direct or indirect material relationship with the Corporation. A material relationship is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. NI 52-110 also sets out certain situations where a director will automatically be considered to have a material relationship with the Corporation.

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Applying the definition set out in section 1.4 of NI 52-110, four of seven current members of the Board are independent. Stuart Brown, President and Chief Executive Officer of the Corporation, Jonathan Comerford, Chairman of the Corporation, and Brett Desmond are not independent.

Jonathan Comerford is not independent as he is an employee of an entity that is beneficially owned by a control person of the Corporation.

Brett Desmond is not independent by virtue of his family relationship with a control person of the Corporation.

Other Directorships

In addition to their positions on the Board, the following directors also serve as directors of the following reporting issuers or reporting issuer equivalents as of the date of this Information Circular:

Name of Director	Reporting Issuer(s) or Equivalent(s)
Stuart Brown	None
Jonathan Comerford	None
Karen Goracke	None
Tom Peregoodoff	None
Brett Desmond	None
Dean Chambers	Clean Air Metals Inc.
Ken Robertson	Avcorp Industries Incorporated

Meetings of Directors

The Board meets as necessary in the absence of management to ensure the Board’s functional independence from management. The Corporation recognizes the desirability of directors being able to consult outside professional advice, as appropriate, in the discharge of their duties.

Since the beginning of the Corporation’s most recently completed financial year, the independent directors have not held a meeting at which non-independent directors were not in attendance. Independent directors do not hold regularly scheduled meetings without non-independent directors and the Corporate Secretary (who is also a member of senior management); however, the Board has adopted a practice whereby the independent directors routinely hold an in-camera session following most Board meetings. Open and candid discussion among independent directors is encouraged, and the independent directors are free to communicate with each other in the absence of the non-independent director and management as they feel is appropriate, and by the means they consider appropriate.

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Independence of Chair

The Corporation’s corporate governance structure recognizes the value of separating the offices of the Chair and the CEO. Stuart Brown is the Corporation’s President and Chief Executive Officer and the Board is chaired by Jonathan Comerford, a director.

Attendance

The Board meets on a regularly scheduled basis and more frequently if required. Since January 1, 2019, the beginning of the most recently completed financial year, the Board met 27 times. Jonathan Comerford and Karen Goracke attended all 27 meetings. Brett Desmond and Tom Peregoodoff attended 23 of 23 meetings. Stuart Brown attended 26 of 26 meetings. Dean Chambers attended 7 of 7 meetings. Ken Robertson attended 3 of 3 meetings.

Board Mandate

The Board is required to supervise the management of the business and affairs of the Corporation and to act with a view to the best interests of the Corporation and its shareholders. The Board actively oversees the development, adoption and implementation of the Corporation’s strategies and plans. The Board’s responsibilities include:

(a)	representing the interests of the shareholders in all significant decisions affecting the Corporation and ensuring that shareholders are kept informed of developments affecting the Corporation;
(b)	the Corporation’s strategic planning process,
(c)	the identification of the principal risks of the Corporation’s business and ensuring the implementation of appropriate systems to manage risk,
(d)	reviewing significant operational and financial issues as they arise and providing direction to management of these matters,
(e)	acting diligently to ensure that the Corporation fulfils its legal and regulatory requirements,
(f)	evaluating the effectiveness of senior management and establishing their compensation,
(g)	evaluating whether or not directors receive the information they require to perform their duties as directors,

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(h)	the Corporation’s succession planning, including appointing, training and monitoring senior management,
(i)	the Corporation’s major business development initiatives,
(j)	the integrity of the Corporation’s internal control and management information systems,
(k)	the Corporation’s policies for communicating with shareholders and others, and
(l)	the general review of the Corporation’s results of operations.

The Board considers certain decisions to be of sufficient importance to the Corporation and as such, requires management to seek the prior approval of the Board with respect to these decisions. Such decisions include:

(a)	approval of the annual capital budget and any material changes to the operating budget,
(b)	approval of the Corporation’s business plan and monitoring performance,
(c)	acquisition of, or investments in, new business,
(d)	changes in the nature of the Corporation’s business,
(e)	changes in senior management, and
(f)	all matters as required under the Business Corporations Act (Ontario).

Position Descriptions

There are no written position descriptions for the Chair of the Board and the chairs of each Board committee. The roles and responsibilities of each Board committee are included in the “Terms of Reference” for each Board committee. It is understood by the Board committee chairs that they are responsible for the overall management, guidance, and functioning of their respective committee. As well, there exists a Corporation Mandate for the Board, and the Chair of the Board understands that it is his role to ensure the overall management, guidance, and functioning of the Board.

The duties and responsibilities of the President and CEO are included in the Brown Agreement including the power and authority to manage, supervise and direct the Corporation’s business and affairs, and to undertake such other duties as may, from time to time, be assigned to the President and CEO by the Board. Such duties and responsibilities are indicated to be subject always to the control and direction of the Board.

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Orientation and Continuing Education

Board turnover is relatively rare and, accordingly, the Corporation has not adopted a formalized process of orientation for new Board members. Orientation of new directors is conducted on an as-needed basis.

Current directors are kept informed as to matters impacting, or which may impact, the Corporation’s operations through reports and presentations at Board meetings. Directors are also provided with the opportunity to meet with senior management and other employees, advisors and directors, who can answer any questions that may arise.

Business Conduct Policy

The Corporation has adopted a Business Conduct Policy (May 2006, amended in September 2010) posted on its website at www.mountainprovince.com and available on SEDAR at www.sedar.com and on the SEC’s website at https://www.sec.gov/edgar.shtml as an exhibit to the Corporation’s annual report on Form 20-F for the year ended March 31, 2006. The amended Business Conduct Policy was included in an exhibit to the Corporation’s annual report on Form 40-F for the year ended December 31, 2019.

Shareholders may also request copies of the Corporation’s Business Conduct Policy by contacting the Corporation at 161 Bay Street, Suite 1410, P.O. Box 216, Toronto, Ontario, Canada M5J 2S1, by mail, or by telephone at 416-361-3562.

Annually, the Corporation’s officers and key consultants provide their recognition of the current policy and understanding of its importance. The Business Conduct Policy provides guidance to the directors and officers individually, and to the Board as a whole, to ensure the exercise of independent judgment in considering transactions and agreements where a director or officer might have a material interest. Having a director, Jonathan Comerford, as the chair of the Board, also helps to ensure independent judgment and to encourage and promote a culture of ethical business conduct.

The Board considers that the fiduciary duties placed on individual directors by the Corporation’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest are sufficient to ensure that the Board operates independently of management and in the best interests of the Corporation.

Gender Diversity

The Board has not adopted a written policy relating to the identification and nomination of women directors. The directors of the Corporation have a fiduciary duty to act in the best interests of the Corporation. As part of that duty, the Board believes that it should be able to select and nominate for election or appointment as directors those individuals who will best serve the interests of the Corporation, regardless of gender. The Board believes that implementing such a policy will potentially restrict the Board’s ability to select those individuals that will best serve the interests of the Corporation.

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The Board considers the level of representation of women on the board in identifying and nominating candidates for the appointment or election to the Board. In identifying and nominating candidates for election or appointment to the Board, the Board considers various factors, including, but not limited to: (i) the individual merits of each potential candidate, including their skills, education, background, experience and any previous contributions to the Corporation; (ii) the number and qualities of potential candidates and whether any such candidates are women; (iii) the current composition of the Board; and (iv) the needs of the Corporation. The ultimate selection will be based on serving the best interests of the Corporation.

The Corporation considers the level of representation of women in executive officer positions when making executive officer appointments. In making executive officer appointments, the Corporation considers various factors, including, but not limited to: (i) the merits of each potential candidate, including their skills, education, background, experience and any previous contributions to the Corporation; (ii) the number and qualities of potential candidates and whether any such candidates are women; (iii) the composition of the executive officers; and (iv) the needs of the Corporation. The ultimate selection will be based on serving the best interests of the Corporation.

The Corporation has not adopted specific targets for gender or other dimensions of diversity at the Board or executive officer level due to the relatively small size of these groups. In addition, the Corporation believes that it is important that each appointment to the Board and at the executive officer level be made, and be perceived as being made, based on the merits of the individual and the needs of the Corporation at the relevant time. If specific targets were adopted based on specific criteria, including gender, this could limit the Corporation’s ability to ensure that the overall composition of the Board and its team of executive officers meets the needs of the Corporation.

As at the date hereof, the number of women on the Board is one (14%) and the number of women in executive officer positions is zero. As at the date hereof, the number of women in management positions within the Corporation is one.

Nomination of Directors

The Board does not have a separate nominating committee. The Corporate Governance and Nominating Committee assesses the performance and qualification of directors and assesses and recommend potential nominees to the Board, as needed.

Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and committees.

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Board Committees

Committees of the Board are an integral part of the Corporation’s governance structure. There are three standing committees: the Audit Committee, the Compensation Committee, and the Corporate Governance and Nominating Committee, each established to devote the necessary expertise and resources to particular areas, and to enhance the quality of discussion at Board meetings. The Committees facilitate effective Board decision-making by providing recommendations to the Board on matters within their respective responsibilities. The Board believes that the Committees assist in the effective functioning of the Board and that the composition of the Committees should ensure that the views of unrelated and independent directors are effectively represented.

Each of these committees is comprised solely of non-management directors. The committees, their mandates and memberships are outlined below.

Compensation Committee

The Compensation Committee, in consultation with the President of the Corporation, reviews and recommends to the Board for approval all matters relating to the compensation of executives of the Corporation. The Compensation Committee monitors the performance of senior management generally. Executive officers are compensated in a manner consistent with their respective contributions to the overall benefit of the Corporation.

However, compensation matters may also be reviewed and approved by the Corporation’s entire board of directors.

The compensation determinations are made under a philosophy more fully described in the Executive Compensation section of this Information Circular, and are based on a number of factors including a comparative review of information provided to the Compensation Committee by compensation consultants, recruitment agencies and auditors as well as historical precedent.

Since January 1, 2019, the beginning of the most recently completed financial year, the Compensation Committee has held six meetings in consideration of the Committee’s recommendation to the Board of compensation matters. These compensation matters included the annual incentive award to Mr. Brown, Mr. Ing, Mr. Mackie, Dr. McCandless and Mr. Salehi, the granting of options and restricted share units to Mr. Brown, Mr. Ing, Mr. Mackie, Dr. McCandless, Mr. Salehi and other employees, and the compensation for directors.

The Committee is composed of Karen Goracke (Chair), Dean Chambers and Ken Robertson, all of whom are independent directors.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is responsible for developing the approach of the Corporation to the matters of corporate governance including the mandate, size and composition of the Board and its committees, and assessing the effectiveness of the Board, its members and the committees of the Board. Since January 1, 2019, the beginning of the most recently completed financial year, the Corporate Governance and Nominating Committee met three times. The Corporate Governance and Nominating Committee is composed of Tom Peregoodoff (Chair), Brett Desmond and Karen Goracke, two of the members are independent directors.

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Audit Committee

Audit Committee Charter

The text of the Corporation’s Audit Committee Charter is attached as Schedule “A” to this Information Circular.

The Audit Committee meets with the independent auditors to review and inquire into matters affecting financial reporting matters, the system of internal accounting and financial controls and procedures, and the audit procedures and audit plans. The Audit Committee also recommends to the Board the auditors to be appointed. In addition, the Audit Committee reviews and recommends to the Board for approval the annual financial statements, the annual report and certain other documents required by regulatory authorities. During the most recently completed financial year, the Audit Committee met four times.

Composition of the Audit Committee

As of the date hereof, the Audit Committee is composed of Ken Robertson (Chair), Tom Peregoodoff and Dean Chambers, all of whom are independent directors. All of the members of the Audit Committee are financially literate within the meaning of Section 1.6 of NI 52-110.

Relevant Education and Experience

Ken Robertson, Chair of the Audit Committee, is a certified professional accountant and financial executive with strong financial experience in the mining industry. Mr. Robertson spent 36 years at Ernst & Young LLP and left the firm in 2015 as a partner and senior executive.  Mr. Robertson’s professional experience with Ernst & Young included audit and accounting, mergers and acquisitions, securities regulatory compliance, fraud investigation, internal controls and expert witness and arbitration.

Tom Peregoodoff holds a Bachelor of Science degree in Geophysics. He has more than 30 years of international business experience including several leadership positions, technology commercialization and business development skills. Mr. Peregoodoff's background includes commercialization of proprietary technology, capital raising and merger and acquisition activities. Mr. Peregoodoff has held senior leadership roles in both multi-national and small cap companies.

Dean Chambers holds a Bachelor of Engineering and Management degree from McMaster University. He is a professional engineer and financial executive with strong operational, financial, M&A and major capital project experience in the mining industry. Mr. Chambers was formerly an Audit Committee Chair for North American Palladium.

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Pre-Approval Policies and Procedures

The Audit Committee pre-approves all audit services to be provided to the Corporation by its independent auditors. The Audit Committee’s policy regarding the pre-approval of non-audit services to be provided to the Corporation by its independent auditors is that all such services shall be pre-approved by the Audit Committee. Non-audit services that are prohibited to be provided to the Corporation by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. Pursuant to the Sarbanes-Oxley Act of 2002, all non-audit services, performed by the Corporation’s auditor, for the fiscal year ended December 31, 2019, have been pre-approved by the Audit Committee of the Corporation. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

Audit Fees

For the fiscal years ended December 31, 2019 and December 31, 2018, KPMG LLP and its affiliates were paid the following fees by Mountain Province:

Auditor’s Fees	2019 ($)	% of Total Fees	2018 ($)	% of Total Fees
Audit Fees:
General audit	533,000	93.5	520,000	89.8
Audit related	37,310	6.5	36,000	6.3
Total Audit Fees	570,310	100.0	556,400	96.1
Tax Fees:
Planning and advice	Nil	Nil	9,623	1.7
Compliance	Nil	Nil	13,142	2.2
Total Tax Fees	Nil	Nil	22,765	3.9
Total Fees	570,310	100.0	579,165	100.0

RESPONSE TO SHAREHOLDERS

The Corporation communicates regularly with its shareholders and maintains a website at www.mountainprovince.com. Management is available to shareholders to respond to questions and concerns. The Board believes that management’s communications with shareholders, and the avenues available to shareholders and others interested in the Corporation to have their inquiries about the Corporation answered, are responsive and effective.

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If there are any issues, questions or comments that should be considered by the directors at the Meeting, please advise the Corporation’s Corporate Secretary at Mountain Province Diamonds Inc., 161 Bay Street, Suite 1410, PO Box 216, Toronto, Ontario, M5J 2S1; through info@mountainprovince.com; or by fax to 416-603-8565.

EXPECTATIONS AND ACCOUNTABILITY OF MANAGEMENT

The Board’s access to information relating to the operations of the Corporation, through direct communication with the CEO and/or VP Finance, CFO and Corporate Secretary, through the membership on the Board of a key member of management, and the attendance of the VP Finance, CFO and Corporate Secretary at Board meetings, are considered key elements to the effective and informed functioning of the Board of the Corporation.

The Board is directly involved in setting and approving goals and plans and monitoring performance. This process establishes clear expectations of management and accountability for results. The Board expects the Corporation’s management to take the initiative in identifying opportunities and risks affecting the Corporation’s business and finding ways to deal with these opportunities and risks for the benefit of the Corporation. The Board is confident that the Corporation’s management responds ably to this expectation.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER
EQUITY COMPENSATION PLANS

The following table sets out information for the Corporation’s most recently completed financial year ended December 31, 2019 with respect to compensation plans under which equity securities of the Corporation are authorized for issuance.

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Plan Category	Number of securities to be issued upon exercise of outstanding options, restricted share units, warrants and rights (a)	Weighted-average exercise price of outstanding options, restricted share units value, warrants and rights (b)	Number of securities remaining available for future issuances under equity compensation (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders Restricted Share Units	3,518,335 1,065,000	$3.26 $1.31	16,455,912
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	4,583,335	$2.81	16,455,912

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Financial Statements and Auditors’ Report Thereon

At the Meeting, shareholders will have placed before them the financial statements for the most recently completed financial year and the auditor’s report thereon.

OTHER MATTERS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the Common Shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on the SEDAR website at www.sedar.com. Financial information is provided in the Corporation’s comparative financial statements and management discussion and analysis for its most recently completed financial year which is filed on SEDAR. The Corporation also files with the United States Securities and Exchange Commission and the NASDAQ and its Annual Report on Form 40-F is available at www.sec.gov/edgar.shtml.

Shareholders may request copies of the Corporation’s financial statements and management discussion and analysis by contacting the Corporation at 161 Bay Street, Suite 1410, P.O. Box 216, Toronto, Ontario, Canada M5J 2S1, by mail, by fax to 416-603-8565, or by telephone at 416-361-3562.

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APPROVALS AND SIGNATURE

The contents and distribution of this Information Circular to each shareholder entitled to receive notice of the Meeting, to each director of the Corporation, to the auditor of the Corporation, and to the appropriate governmental agencies, has been approved by the Board.

DIRECTOR’S APPROVAL

The contents and distribution of this Information Circular to the shareholders of the Corporation has been approved by the Board. Unless otherwise specified, information contained in this Information Circular is given as of July 31, 2020.

ON BEHALF OF THE BOARD

“Stuart Brown”

STUART BROWN
President and Chief Executive Officer

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SCHEDULE “A”

Mountain Province Diamonds Inc.

Charter of the

Audit Committee of the Board of Directors

Mandate

A.	Role and Objectives

The Audit Committee (the “Committee”) is a committee of the Board of Directors (the “Board”) of Mountain Province Diamonds Inc. (“MPV” or the “Company”) established for the purpose of overseeing the accounting and financial reporting process of MPV and external audits of the consolidated financial statements of MPV. In connection, therewith, the Committee assists the Board in fulfilling its oversight responsibilities in relation to MPV’s internal accounting standards and practices, financial information, accounting systems and procedures, financial reporting and statements and the nature and scope of the annual external audit. The Committee also recommends for Board approval MPV’s audited annual consolidated financial statements and other mandatory financial disclosure.

MPV’s external auditor is accountable to the Board and the Committee as representatives of shareholders of MPV. The Committee shall be directly responsible for overseeing the relationship of the external auditor. The Committee shall have such access to the external auditor as it considers necessary or desirable in order to perform its duties and responsibilities. The external auditor shall report directly to the Committee.

The objectives of the Committee are as follows:

1.	to be satisfied with the credibility and integrity of financial reports;
2.	to support the Board in meeting its oversight responsibilities in respect of the preparation and disclosure of financial reporting, including the consolidated financial statements of MPV;
3.	to facilitate communication between the Board and the external auditor and to receive all reports of the external auditor directly from the external auditor;
4.	to be satisfied with the external auditor’s independence and objectivity; and
5.	to strengthen the role of independent directors by facilitating in-depth discussions between members of the Committee, management and MPV’s external auditor.
B.	Composition
1.	The Committee shall comprise at least three directors, none of whom shall be an officer or employee of MPV or any of its subsidiaries or any affiliate thereof. Each Committee member shall satisfy the independence, financial literacy and experience requirements of applicable securities laws, rules or guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules. In particular, each member of the Committee shall have no direct or indirect material relationship with MPV or any affiliate thereof which could reasonably interfere with the exercise of the member’s independent judgment. Determinations as to whether a particular director satisfies the requirements for membership on the Committee shall be made by the full Board.

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2.	Members of the Committee shall be appointed by the Board. Each member shall serve until his successor is appointed, unless he shall resign or be removed by the Board or he shall otherwise cease to be a director of MPV.
3.	The Chair of the Committee may be designated by the Board or, if it does not do so, the members of the Committee may elect a Chair by vote of a majority of the full Committee membership. The Committee Chair shall satisfy the independence, financial literacy and experience requirements as described above.
4.	The Committee shall have access to such officers and employees of MPV and to such information respecting MPV as it considers necessary or advisable in order to perform its duties and responsibilities.
C.	Meetings
1.	At all meetings of the Committee, every question shall be decided by a majority of the votes cast. In case of an equality of votes, the matter will be referred to the Board for decision.
2.	A quorum for meetings of the Committee shall be a majority of its members.
3.	Meetings of the Committee shall be scheduled at least quarterly and at such other times during each year as it deems appropriate. Minutes of all meetings of the Committee shall be taken. The CFO shall attend meetings of the Committee, unless otherwise excused from all or part of any such meeting by the Committee Chair. The Chair of the Committee shall hold in camera sessions of the Committee, without management present, at each meeting, as determined necessary.
4.	The Committee shall report the results of meetings and reviews undertaken and any associated recommendations to the Board.
5.	The Committee shall meet periodically with MPV’s external auditor in connection with the preparation of the annual consolidated financial statements and otherwise as the Committee may determine, part or all of each such meeting to be in the absence of management.
D.	Responsibilities

As discussed above, the Committee is established to assist the Board in fulfilling its oversight responsibilities with respect to the accounting and financial reporting processes of MPV and external audits of MPV’s consolidated financial statements. In that regard, the Committee shall:

1.	satisfy itself on behalf of the Board with respect to MPV’s internal control systems including identifying, monitoring and mitigating business risks as well as compliance with legal, ethical and regulatory requirements. The Committee shall also review with management, the external auditor and, if necessary, legal counsel, any litigation, claim or other contingency (including tax assessments) that could have a material effect on the financial position or operating results of MPV (on a consolidated basis), and the manner in which these matters may be, or have been, disclosed in the financial statements;
2.	review with management and the external auditor the annual consolidated financial statements of MPV, the reports of the external auditor thereon and related financial reporting, including Management’s Discussion and Analysis and any earnings press releases, (collectively, “Annual Financial Disclosures”) prior to their submission to the Board for approval. This process should include, but not be limited to:

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(a)	reviewing changes in accounting principles, or in their application, which may have a material impact on the current or future year’s financial statements;
(b)	reviewing significant accruals, reserves or other estimates;
(c)	reviewing accounting treatment of unusual or non-recurring transactions;
(d)	reviewing the adequacy of any reclamation fund;
(e)	reviewing disclosure requirements for commitments and contingencies;
(f)	reviewing financial statements and all items raised by the external auditor, whether or not included in the financial statements; and
(g)	reviewing unresolved differences between MPV and the external auditor.

Following such review, the Committee shall recommend to the Board for approval all Annual Financial Disclosures;

•	review with management all interim consolidated financial statements of MPV and related financial reporting, including Management’s Discussion and Analysis and any earnings press releases, (collectively “Quarterly Financial Disclosures”) and, if thought fit, approve all Quarterly Financial Disclosures;
•	be satisfied that adequate procedures are in place for the review of MPV’s public disclosure of financial information extracted or derived from MPV’s financial statements, other than Annual Financial Disclosures or Quarterly Financial Disclosures, and shall periodically assess the adequacy of those procedures;
•	review with management and recommend to the Board for approval, any financial statements of MPV which have not previously been approved by the Board and which are to be included in a prospectus of MPV;
•	review with management and recommend to the Board for approval, MPV’s Annual Information Form;
•	with respect to the external auditor:
(a)	receive all reports of the external auditor directly from the external auditor;
(b)	discuss with the external auditor:
(i)	critical accounting policies;
(ii)	alternative treatments of financial information within GAAP discussed with management (including the ramifications thereof and the treatment preferred by the external auditor); and
(iii)	other material, written communication between management and the external auditor;
(c)	consider and make a recommendation to the Board as to the appointment or re-appointment of the external auditor, being satisfied that such auditor is a participant in good standing pursuant to applicable securities laws;
(d)	review the terms of engagement of the external auditor, including the appropriateness and reasonableness of the auditor’s fees, and make a recommendation to the Board as to the compensation of the external auditor;

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(e)	when there is to be a replacement of the external auditor, review with management the reasons for such replacement and the information to be included in any required notice to securities regulators and recommend to the Board for approval the replacement of the external auditor along with the content of any such notice;
(f)	oversee the work of the external auditor in performing its audit or review services and oversee the resolution of any disagreements between management and the external auditor;
(g)	review and discuss with the external auditor all significant relationships that the external auditor and its affiliates have with MPV and its affiliates in order to determine the external auditor’s independence, including, without limitation:
(i)	requesting, receiving and reviewing, on a periodic basis, written or oral information from the external auditor delineating all relationships that may reasonably be thought to bear on the independence of the external auditor with respect to MPV;
(ii)	discussing with the external auditor any disclosed relationships or services that the external auditor believes may affect the objectivity and independence of the external auditor; and
(iii)	recommending that the Board take appropriate action in response to the external auditor’s information to satisfy itself of the external auditor’s independence;
(h)	as may be required by applicable securities laws, rules and guidelines, either:
(i)	pre-approve all non-audit services to be provided by the external auditor to MPV (and its subsidiaries, if any), or, in the case of de minimis non-audit services, approve such non-audit services prior to the completion of the audit; or
(ii)	adopt specific policies and procedures for the engagement of the external auditor for the purposes of the provision of non-audit services;
(i)	review and approve the hiring policies of MPV regarding partners, employees and former partners and employees of the present and former external auditor of MPV;
3.	(a) establish procedures for:
(i)	the receipt, retention and treatment of complaints received by MPV regarding accounting, internal accounting controls or auditing matters; and
(ii)	the confidential, anonymous submission by employees of MPV of concerns regarding questionable accounting or auditing matters; and
(b)	review with the external auditor its assessment of the internal controls of MPV, its written reports containing recommendations for improvement, and MPV’s response and follow-up to any identified weaknesses;
4.	with respect to risk management, be satisfied that MPV has implemented appropriate systems of internal control over financial reporting (and review management’s assessment thereof) to ensure compliance with any applicable legal and regulatory requirements;
5.	review annually with management and the external auditor and report to the Board on insurable risks and insurance coverage; and
6.	engage independent counsel and other advisors as it determines necessary to carry out its duties and set and pay the compensation for any such advisors.

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SCHEDULE “B”

Mountain Province Diamonds Inc.

Incentive Plan Resolution

Resolved as an ordinary resolution that:

(a)	the Corporation’s Long-Term Equity Incentive Plan, be and is hereby ratified, confirmed and approved;
(b)	the 990,000 Restricted Stock Units granted on December 27, 2019 as described in the Corporation’s Management Information Circular dated July 31, 2020 are hereby ratified, confirmed and approved;
(c)	all currently available and unallocated Options, Stock Appreciation Rights, Deferred Stock Units, Restricted Stock Units and other share-based awards issuable pursuant to the Incentive Plan, are hereby approved and authorized for grant until September 9, 2023; and
(d)	the Corporation have the ability to continue granting Options, Stock Appreciation Rights, Deferred Stock Units, Restricted Stock Units and other share-based awards under the Incentive Plan on a 10% of the issued Common Shares rolling basis.

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